Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au



Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071


03029647

2 September 2003

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **2 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Secondary Trading Notice
dated 28 August 2003

Yours faithfully

M P WRIGHT
Executive Director

dlw 9/2

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au



Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

28 August 2003

The Manager, Companies
Australian Stock Exchange
Level 10, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

ISSUE OF HERALD RESOURCES LIMITED SHARES – SECONDARY TRADING NOTICE - NOTIFICATION PURSUANT TO ASIC CLASS ORDER 02/1180

On 22 July 2003, Herald Resources Limited ("**Company**") announced that it had agreed to place 7m ordinary fully paid shares to raise $3.08m.

The Company has today issued the shares as follows:

Allottee	No. of shares
Gold 2000 Ltd	2,500,000
Union Investment GMBH	1,950,000
Union Investment GMBH	1,950,000
Credit Suisse Zurich	500,000
Kohlhase Vermogensverwaltung	100,000

Secondary Trading and ASIC relief

The Corporations Act 2001 (Cth) restricts the on-sale of securities issued without a prospectus. On 29 November 2002 the Australian Investments Commission ("**ASIC**") issued Class Order 02/1180 ("**Class Order**") granting relief from the secondary trading provisions in specified circumstances.

The Class Order relief applies where an offer of securities for sale fulfils the following conditions:

1. the securities were issued on or after 12 December 2002; and

2. the securities are covered by at least one of the categories of relief set out in the Class Order.

Category 1 Relief

The issue of the Shares noted above will fall within Category 1 of the Class Order.

For the purpose of Item 5 of Category 1 of the Class Order, the Company hereby notifies the ASX that all information of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were to be issued in reliance on section 713 of the Act in relation to an offer of the securities has been disclosed to ASX.

Yours faithfully



MICHAEL WRIGHT
Executive Director

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au



Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

2 September 2003

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **67 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Corona Gold Ltd Prospectus
dated 28 August 2003

Yours faithfully

M P WRIGHT
Executive Director



CORONA GOLD

PROSPECTUS

FOR THE ISSUE OF UP TO 26,794,488 ORDINARY SHARES AT 1 CENT EACH,
TO RAISE UP TO $267,945

INVESTMENT IN SHARES IN CORONA GOLD LTD SHOULD BE REGARDED AS SPECULATIVE

CORONA GOLD LIMITED
ACN: 105 161 644

CORPORATE DIRECTORY

DIRECTORS

Terrence M Allen
Chairman

Terence W Middleton
Technical Director

Michael P Wright
Executive Director

SECRETARY

Michael P Wright

REGISTERED OFFICE

Level 3
50 Colin St
West Perth WA 6005
Telephone: (08) 9322 2788
Facsimile: (08) 9481 1669

Website: www.coronagold.net
Email: michael.wright@herald.net.au

SOLICITORS

Blakiston & Crabb
1202 Hay Street
WEST PERTH WA 6005

AUDITORS

Stanton Partners
1st Floor
1 Havelock Street
WEST PERTH WA 6005

INVESTIGATING ACCOUNTANTS

Stanton Partners Corporate Pty Ltd
1st Floor
1 Havelock Street
WEST PERTH WA 6005

SHARE REGISTRY

Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153

Telephone: (08) 9315 0933
Facsimile: (08) 9315 2233

INDEPENDENT CONSULTING GEOLOGIST

Geoffrey S Eupene
B.Sc.(Hons), FAusIMM, MMICA, CPGeo
Vila Bogor Indah Blok E3/15
Ciparigi, Bogor 16710
West Java, Indonesia

33/1 Buffalo Court
Darwin Northern Territory 0800
Telephone: (08) 8981 5911
Facsimile: (08) 8941 1364

INDEPENDENT SOLICITOR MINERAL TITLES

Soebagjo, Jatim, Djarot (in association with Blake Dawson Waldron, Australia)
Plaza DM, 17th Floor
Jalan Jenderal Sudirman kav,
Jakarta 12920 Indonesia

UNDERWRITER

Weybridge Pty Ltd
11 Hynes Rd
Dalkeith WA 6009

MESSAGE FROM THE CHAIRMAN

Dear Investor

I have pleasure in offering to you this exciting investment opportunity in Corona Gold Ltd ("Corona"), which you have received by virtue of being a shareholder of Herald Resources Limited.

In recent reports to the ASX, Herald announced that its sampling activities had discovered widespread areas of gold anomalism at the Meluak project in Sumatra, Indonesia. Whilst exploration is still at a very early stage, Herald has noted a similarity in the style of mineralization present at Meluak to several other large gold projects, and believes that further exploration on the project is very much warranted.

This belief is shared by leading Australian investment house Macquarie Bank Ltd ("Macquarie"), who, based on the results obtained by Herald, expressed a strong desire to invest directly in the project.

Given that Herald's financial resources are predominantly dedicated towards progressing the rich Dairi zinc/lead project, Herald decided that the best way of progressing the Meluak project was via a separate vehicle, namely Corona. To this end, Corona has:

- acquired the Meluak Project from Herald;
- issued this Prospectus to give Herald shareholders the opportunity to purchase shares in Corona at 1 cent each; and
- entered into a subscription agreement with Macquarie whereby Macquarie will:
  * subscribe for 2,000,000 shares in Corona at 15 cents each;
  * have the right to subscribe for an additional 7,150,000 in Corona at 20 cents each; and
  * have the right to underwrite future issues in Corona up to $10m.

Accordingly, by investing in Corona, Herald shareholders will be able to benefit from any exploration success at Meluak. Herald will also retain a direct shareholding in Corona of 10,000,000 shares.

Details of Corona, the Meluak Project and the risks of investing are contained in this Prospectus. I invite you to study the document carefully and seek appropriate professional advice so that you may make an informed investment decision. Investors should also note that Corona does NOT intend to apply for admission to the Official List of the ASX or any other stock exchange.

On behalf of the Directors I look forward to welcoming you as a shareholder of Corona Gold Limited.

Yours faithfully

TERRY ALLEN
Chairman

TABLE OF CONTENTS

This Prospectus is dated 15 August 2003 and a copy of this Prospectus was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. The ASIC takes no responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than the expiry date of this Prospectus being the date which is 13 months after the date of this Prospectus. Securities allotted or issued pursuant to this Prospectus will be allotted or issued on the terms and conditions set out in the Prospectus.

Before deciding to invest in the Company, potential investors should read the entire Prospectus and, in particular, in considering the prospects for the Company, investors should consider the risk factors that could affect the financial performance of the Company. Investors should carefully consider these factors in light of personal circumstances (including financial and taxation issues). The Company is in the early stages of development and the risks are therefore significant. The Shares offered by this Prospectus should be considered speculative. Refer to Section 7 of this Prospectus for details relating to risk factors. Investors should seek professional advice from an accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

No action has been taken to register or qualify the Shares or the Offer.

In accordance with Chapter 6D of the Corporations Act, this Prospectus is subject to an exposure period of seven days from the date of lodgment with the ASIC. This period may be extended by the ASIC for a further period of up to seven days. The purpose of this exposure period is to enable this Prospectus to be examined by market participants prior to the raising of funds, which examination may result in the identification of deficiencies in this Prospectus. If this Prospectus is found to be deficient, Applications received during the exposure period will be dealt with in accordance with section 724 of the Corporations Act. Applications received prior to the expiration of the exposure period will not be processed until after the exposure period. No preference will be conferred on Applications received in the exposure period and all Applications received during the exposure period will be treated as if they were simultaneously received on the date on which Applications open.

Figures disclosed in this Prospectus are exclusive of goods and services tax, unless otherwise disclosed.

Unless otherwise stated, items shown in this Prospectus are not assets of the Company.

SECTION 1 DETAILS OF THE OFFER

Description of the Offer

Pursuant to this Prospectus, the Company makes this Offer on a priority basis to Herald Shareholders who were registered shareholders on 22 August 2003 to subscribe for a total of up to 26,794,488 fully paid ordinary Shares in the Company at an issue price of 1 cent each to raise up to $267,945. Herald Shareholders may not transfer their priority to anyone else.

Applications for shares must be made on the Priority Right Application Form accompanying this Prospectus.
Further details of the Offer are set out elsewhere in this Prospectus. Prior to any shortfall to the Issue, this Offer is only being made to Herald shareholders as described above.

No Minimum Subscription

There is no minimum subscription. After the Closing Date, all priority rights to shares not subscribed for by Herald Shareholders will lapse and shall be taken up by the Underwriter.

No Oversubscribers

The Company will not accept applications for Shares in excess of the particular Herald Shareholder's priority rights.

Rounding up of Priority Rights

Where the Herald shareholder held an odd number of shares at the record date, the 1 for 2 priority right to Corona Shares has been rounded up to the nearest whole Share.

Indicative Dates

Date of Prospectus	15 August 2003
Record Date for determining Herald Shareholder Priority Right	22 August 2003
Exposure Period ends	23 August 2003
Opening Date of the Offer	23 August 2003
Closing Date of the Offer	29 September 2003

These dates are indicative only and may vary. The Company, in conjunction with the Underwriter, reserves the right to extend the opening and closing dates of the Offer without prior notice. Applicants are encouraged to apply as soon as possible after the Offer opens. The Company also reserves the right not to continue with the Offer at any time before the allotment of Shares to Applicants.

Applications for Shares

If you wish to participate in the Offer, you should complete the Priority Right Application Form enclosed with this Prospectus.
Applicants may apply for up to the number of Shares per their priority right as specified on their Priority Right Application Form, **BUT NOT MORE**. Applications for Shares in excess of the number specified on the Priority Right Application Form will **NOT BE ACCEPTED.**

Lodgement of Application Forms

All completed Priority Right Application Forms must be lodged at the Company's share registry, on or before the Closing Date:

Postal address:
Corona Gold Limited c/- Security Transfer Registrars Pty Ltd PO Box 535 APPLECROSS WA 6953

Street address:
Corona Gold Limited c/- Security Transfer Registrars Pty Ltd 770 Canning Highway APPLECROSS WA 6153

No brokerage or stamp duty is payable by Applicants in respect of their applications for Shares under this Prospectus. The amount payable on application will not vary during the period of the Offer and no further amount is payable on allotment.

Applications must be accompanied by payment in full in Australian currency of $0.01 for each Share applied for. Payment must be by way of cheque or bank draft drawn on and payable on an Australian bank and should be made payable to **"Corona Gold Limited – Entitlement Offer"** and crossed '**Not Negotiable**'.

Priority rights to the Issue are non-renounceable. The Offer is made only to the person whose name appears on the Priority Right Application Form, and may not be accepted by any other person.

A duly completed and lodged Priority Right Application Form will constitute an acceptance by the Shareholder to subscribe for the number of Shares applied for pursuant to the Acceptance & Application Form.

Application Monies held in Trust

All Application Monies will be held in trust in a separate account until Allotment. The account will be established and kept by the Company on behalf of the Applicants.

All interest earned on Application Monies (including those which do not result in allotments of Shares) will be retained by the Company.

Underwriting

The Offer is fully underwritten by Weybridge Pty Ltd subject to certain conditions. The terms and conditions of the Underwriting Agreement, including the circumstances under which the Underwriter may terminate its obligations, are set out in more detail in Section 8 – Material Contracts of this Prospectus.

The Underwriter will receive no fee for the underwriting.

No Listing

The Company will not be applying for listing of Shares under this Prospectus on any stock exchange.

Share Statements

Shareholders will receive a statement of their holdings in the Company.

The statement will set out the number of shares allotted to each holder under the Prospectus and give details of the shareholder's identification number.

A new statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their holding changes. A Shareholder may request a statement at any other time, however a charge may be made for additional statements.

Overseas Investors

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

No action has been taken to register or qualify the Shares, or the Offer, in any jurisdiction outside Australia.

SECTION 2 DIRECTORS AND MANGEMENT

Directors

Terrence Michael Allen

Chairman

Mr Allen is also Executive Chairman of Herald. He has had many years experience in the management of listed mining companies. Since 1983, he has overseen the discovery and development of the following mines for Herald:

1986	Montague gold mine
1990	Three Mile Hill gold mine
1993	Sandstone gold mine
1995	Lynas Find gold mine (on behalf of former associate Lynas Gold NL)
2002	Coolgardie gold mine

Prior to joining Herald, Mr Allen was a founding director of Black Hill Minerals Ltd, (noted for making the Mt Percy discovery in Kalgoorlie) and had also gained experience as a prospector and pastoralist.

Terence William Middleton, MSMM&E, MAusIMM

Technical Director

Terence W Middleton is currently the Manager of International Exploration for the Herald Resources Ltd group and has had over 30 years experience in the mineral exploration and development business in many locations around the world. He has been associated with Herald since 1985 and has been instrumental in the interpretation, delineation and the feasibility studies of the gold deposits that have been developed and mined by Herald in Western Australia. Overseas, he has planned and managed Herald's activities in Indonesia, as well as being involved in that company's past activities in Thailand, Ecuador, Sardinia and elsewhere.

In Indonesia he has identified, planned and managed the Dairi massive sulphide zinc-lead project concluding with the recent completion of the Prefeasibility Study that indicates viability.

With his previous principal employer, the Union Carbide group, he was engaged for 4 years in base metals exploration in Australia plus 3 years in precious metals in North America, and had visited many of the famous epithermal precious metal camps in the western US.

Michael Peter Wright, B.Bus.

Executive Director

Mr Wright is also Executive Director of the Herald Group, and has been involved in the resources industry in a corporate and financial capacity for more than 20 years, having worked for a number of companies since 1980.

Joining Herald in 1986, Mr Wright was part of the executive team that developed the mines above, concentrating particularly in the financing and hedging areas. Mr Wright has established a wide network of contacts in the banking, stockbroking, and funds management industries.

Before joining Herald, Mr Wright had worked for companies such as Laurel Bay Petroleum, Occidental Oil, the Grifffin Mining Group and Arthur Andersen.

Corporate Governance Statement

The Board of Directors

The Company's Constitution provides that the number of directors shall not be less than three and not more than nine. There is no requirement for any share holding qualification.

If the Company's activities increase in size, nature and scope the size of the Board will be reviewed periodically and the optimum number of directors required to adequately supervise the Company's activities shall be determined within the limitations imposed by the Constitution and as circumstances demand.

The membership of the Board, its activities and composition is subject to periodic review. The criteria for determining the identification and appointment of a suitable candidate for the Board shall include quality of the individual, background of experience and achievement, compatibility with other Board members, credibility within the Company's scope of activities, intellectual ability to contribute to Board's duties and physical ability to undertake Board's duties and responsibilities.

Directors are initially appointed by the full Board subject to election by shareholders at the next general meeting. Under the Company's Constitution the tenure of a director (other than managing director, and only one managing director where the position is jointly held) is subject to reappointment by shareholders not later than the third anniversary following his or her last appointment. Subject to the requirements of the Corporations Act, the Board does not subscribe to the principle of retirement age and there is no maximum period of service as a director. A managing director may be appointed for any period and on any terms the directors think fit and, subject to the terms of any agreement entered into, may revoke any appointment.

The Board considers that the Company is not currently of a size, nor are its affairs of such complexity to justify the formation of separate or special committees at this time. The Board as a whole is able to address the governance aspects of the full scope of the Company's activities and to ensure that it adheres to appropriate ethical standards.

Appointments to Other Boards

Directors are required to take into consideration any potential conflicts of interest when accepting appointments to other Boards.

Independent Professional Advice

The Board has determined that individual directors have the right in connection with their duties and responsibilities as directors, to seek independent professional advice at the Company's expense. With the exception of expenses for legal advice in relation to director's rights and duties, the engagement of an outside adviser is subject to prior approval of the Chairman and this will not be withheld unreasonably.

Continuous Review of Corporate Governance

Directors consider on an ongoing basis, how management information is presented to them and whether such information is sufficient to enable them to discharge their duties as directors of the Company. Such information must be sufficient to enable the Directors to determine appropriate operating and financial strategies from time to time in light of changing circumstances and economic conditions. The Directors recognise that mineral exploration is an inherently risky business and that operational strategies adopted should, notwithstanding, be directed towards improving or maintaining the net worth of the Company.

As the Company's activities develop in size, nature and scope, the size of the Board and the implementation of any formal corporate governance committees will be given further consideration.

SECTION 3 OVERVIEW OF CORONA

Background

Corona Gold Limited was incorporated on 19 June 2003 for the purpose of being the "vehicle" to hold the Meluak Gold Project and raise funds for exploration. To this end, Corona:

- has acquired all of the issued capital of Jag Mining Corp (L) Ltd, which is the owner of the Meluak SIPP permit
- is undertaking the Issue the subject of this Prospectus: and
- has entered the Share Subscription Agreement with Macquarie Bank Ltd, described further in Section 8 of this Prospectus

Details of the Company's assets are summarised below and more fully described in the Independent Reports in Section 4, 5 & 6 of this Prospectus.

Corporate Objective and Strategies

The Company's aim is to provide shareholders with the capital growth potential that the discovery of high value mineral deposits can deliver.

Use of Funds

The funds raised from the Offer are primarily for the purpose of mineral exploration. The application of funds raised from the Offer is summarised in the following Table.

Area/Activity	**Amount ($)**
Exploration	182,000
Expenses of the Issue	30,000
Administration and Working Capital	55,000
TOTAL	**267,000**

Further detail with respect to the application of funds to be raised from the Offer is set out in the Independent Consulting Geologist's Report in Section 4 of this Prospectus.

Capital Structure

The pro forma capital structure of the Company following successful completion of the Offer is as follows:

SHARES	No. of Shares	$
Present Issued Capital	10,000,000	100
Maximum number of Shares to be issued pursuant to this Prospectus	26,794,488	267,945
Shares to be issued pursuant to the Share Subscription Agreement with Macquarie Bank	2,000,000	300,000
Total Shares	38,794,488	568,045

The Melauk Gold Project

The Herald Group first became aware of Meluak in June 2002. Initial inspection of the area, in the recently formed Gayo Lues Regency, in the central valley of Aceh, Sumatra, indicated that there was excellent potential for the discovery of extensive epithermal gold deposits of a type analogous with Newmont's little publicised Martabe project in North Sumatra, (believed to be in excess of 5M oz scope), situated 250km to the SE in a similar geological setting and, by inference, with the more well publicised Yanacocha giant gold deposits (~34M oz at the end of 2001), being mined by a Newmont Joint Venture in Peru. They all have in common massive to vuggy silica/pyrite/acid sulphate alteration, Tertiary to Recent volcanics hosted, in a profound fault zone setting and with apparently large volumes of silicified rock. They may all be generally classified as being of the high sulphidation epithermal type.

Initial reconnaissance in 2002 demonstrated that the area of known mineralisation, in agricultural enclaves within a national park, was very extensive, and so Herald determined to apply for a Contract of Work, subject to draft changes in the Indonesian mining legislation to account for sharing power legislation in the Regency of Gayo Lues. The application, in the name of the 100% Herald owned offshore entity Jag Mining Corporation (L) Ltd, was accepted in principle by the Regent and also registered in the Mines Dept in Jakarta and the Mines Branch in the Provincial Capital, Banda Aceh. A SIPP preliminary prospecting permit was granted from January 1, 2003.

The initial exploration program, which commenced in February 2003, was two-pronged - aimed at districtwide reconnaissance throughout the application area, while more detailed gridding/soil sampling/mapping was carried out in the emerging, extensively mineralised Si Ongal Ongal-Telangat-Merpunge district. The activity continued through to mid May when forestalled by the Aceh-wide provincial state of emergency, imposed by the National Government.

The district, which falls within the Medan 1:250,000 map sheet was geologically well mapped during the Integrated Geological Survey of Northern Sumatra by joint UK and Indonesian agencies during 1975-1980 and geochemical sampling during this phase revealed strongly anomalous copper, lead and tin stream sediment values but no gold analysis was carried out, nor was the widespread siliceous alteration commented on. The main strands of the NW-SE Sumatran Fault System and intersection with NNW-SSE Lokop-Kutacane Fault, plus the development of a NE-SW system and all coinciding with the Pleistocene to Recent Kembar volcanic centre were mapped by the Geological Survey and these now can be recognised as presenting a remarkable recipe for a potentially major epithermal goldfield.

Exploration to date has revealed a number of occurrences of widespread, varyingly auriferous, siliceous-pyritic boulder float extending over 12km of trend. These appear to be largely altered volcanics but it is also likely that the Paleozoic basement limestones are also silicified and auriferous in places, adding another potentially important style. There is generally a lack of outcrop but the extensiveness of float, appearance of local derivation and occurrence over an altitude range of some hundreds of metres gives the impression of very substantial thickness in places. There is still much more basic reconnaissance to do.

The Si Ongal Ongal area prospects, which entirely fall within old plantation country, have now been traced from mineralised float and strong soil geochemistry anomalism over an area of 3.5 x 1.5km and are still open to a degree. The eastern Gajah Mas anomaly, in particular, with soil values to 1000ppb gold is particularly robust and the overall area >50ppb of about 114ha is considered highly significant. Abundant float composite samples grading in excess of 1g/t have been collected, with a peak value of 27g/t. There is also significant silver anomalism with values up to 1,100g/t.

The next planned exploration phase includes completing the reconnaissance, extending the Si Ongal Ongal grid work, ground geophysics, a first pass drilling program and metallurgical testwork.

There are significant problems here, including a temporary restriction to re-entry on the ground due to the state of emergency (it should be noted that this district is well away and geographically separated from the seat of troubles in Aceh province – the local people being quite different ethnically from the "Acehnese"), and being surrounded by a large national park, albeit with over 4000ha of separate agricultural enclaves about which the application area is located. These are offset by a potentially truly world class sized gold prospect, but in a greenfields sense.

SECTION 4 INDEPENDENT CONSULTING GEOLOGIST'S REPORT

pt Handal Srirajasa
eupene@attglobal.net

CONSULTING GEOLOGISTS
MINERAL INDUSTRY CONSULTANTS

Vila Bogor Indah Blok E3/ 15
Ciparigi, Bogor 16710,
West Java, Indonesia
Ph. +62 251 650333
eupene@attglobal.net

in association with
eupene exploration enterprises pty. ltd.
INDEPENDENT CONSULTING GEOLOGISTS
Darwin, Australia ACN 009 627 605

Corona Gold Limited

"Introductory independent report on the Meluak Gold Project, Gayo Lues, Nanggroe Aceh Darussalam".

G S. Eupene B. Sc. (Hons), F AusIMM, MMICA, CP Geo.

Darwin August, 2003

SUMMARY

The next of Herald Resources Limited's discoveries in the north of the island of Sumatra, Indonesia, after the Dairi Base Metal Project in Kabupaten Dairi, North Sumatra, is the Meluak Gold Project in Kabupaten Gayo Lues, Nanggroe Aceh Darussalam. Herald has transferred its interest in Jag Mining (the owner of the Meluak Project), to Corona Gold Limited.

The Meluak Project contains extensive evidence of probable high sulphidation style epithermal precious metal mineralisation, in the form of widespread zones of float of rocks altered by siliceous replacement. Several such zones have been identified by reconnaissance, and a substantial field program has commenced at Si Ongal- Ongal, involving gridding, geological mapping and soil sampling. This has led to the delineation of four substantial soil gold anomalies, supported by strong assays in float samples.

The project is based on a 10,620Ha area awarded as a SIPP: a permit to allow preliminary investigation, granted by the Bupati of Gayo Lues. The project is based on two enclaves within the Gunung Leuser National Park which have a total area of 4184ha. Special care will need to be taken with access issues, and security issues remain to be resolved, though security is not expected to be a long- term drawback to development. The SIPP should proceed to a Contract of Work with the Government of the Republic of Indonesia in due course.

There is little to no evidence of gold mineralisation so far **in outcrop**, and the next phase of the program must concentrate on establishing in- place widths and grades of mineralisation. A reasonable budget, costed at Au$481,160, has been proposed by Corona, and is endorsed with qualification in this report.

This is an exciting project, which carries with the excitement a high degree of risk at this early stage of exploration.

INTRODUCTION

TERMS OF REFERENCE

The Directors of Corona Gold Limited (Corona) have requested this report. Its purpose is to provide an **independent technical appraisal** of the recently discovered Meluak Gold Project (the Project), to assist Herald shareholders to make a decision on an offer to subscribe for shares in Corona Gold Limited, as announced by the Directors on 18 June 2003.

The writer has practised as an Independent Geological Consultant for 23 years, has approximately six years, and is familiar with the evolution of Herald's involvement in Indonesia from its early stages. He has over 30 years experience in exploration and Resource estimation of gold and base metal deposits, and over 15 years experience in mineral exploration in Indonesia. He currently maintains offices in Darwin, Northern Territory, Australia, and Bogor, Indonesia, the latter in association with PT Handal

Srirajasa. In mid-2001, he accepted a consulting assignment as acting manager of Herald's Dairi Base Metal Project during the temporary absence of the Project Manager. Dairi is about 125km to the south east of the Project. The writer also earlier completed the Initial Resource Assessment for the Dairi Project as an independent consultant.

A field inspection of the property was planned to commence on 25th May, 2003. However shortly before this the government of the Republic of Indonesia declared a military emergency within Nanggroe Aceh Darussalam (NAD). Travel permits were not issued without special ministerial permission, so inspection of the area, and indeed further field work on the project, will not proceed until the military emergency is over and regular entry is possible.

In these unusual circumstances, the writer has agreed to produce a qualified independent report on the project, based on the available data and his previous experience, without the benefit of a field visit prior to the preparation of the report.

The report has been prepared after reviewing the available reports and data generated by Herald/ Corona, as well as the digital data generated on the project, descriptions of regional geology produced by government agencies, and field work in, and previous excursions to, nearby districts. It assumes the information provided to the writer is valid, and other than as stated herein has not been independently verified.

LOCATION AND ACCESS (FIG 1)

The approximate location of the Project is 97°37'E; 3°46'N, or UTM Zone 47, 346,000E; 416,000N.

The Meluak Project is in the valley of Lawe Alas (Alas River), just across the border from North Sumatra in NAD. The area falls within the recently-created regency *(Kabupaten)* of Gayo Lues, which has been declared by the central government in response to pressures from local people to distinguish themselves from other ethnic groups in surrounding areas. The seat of the Bupati is Blangkejeran, about 35km to the north west of Meluak. All of the Meluak concession falls within Gayo Lues, close to its southern boundary. To the south of Gayo Lues is the regency of Aceh Tenggara (South-east Aceh), based on the town of Kutacane, which lies about 45km to the south east of the centre of the Project Area. Accommodation is to be had at the village of Ketambe, some 20km to the south east of the Project Area, in a facility established to service visitors to Gunung Leuser National park, which covers much of the region. The district looks to the capital of North Sumatra, Medan, for supplies and most services. Medan is a major city of more than 2 million, and lies about 125km to the east-south east. Regular air services to Medan are established from Jakarta, Singapore and Malaysia. The journey from Medan to site takes about 4 hours along sealed road.

The Project Area lies 150km to the north-west of the huge Lake Toba crater, and directly over and along the profound tectonic feature known as the Sumatra Fault Zone (SFZ). This represents a zone of release for stresses built up by movement of the Indo-Australian Tectonic Plate along and beneath the Sundaland Plate. A chain of volcanic centres occurs to the east of the SFZ, and the Kembar volcanic centre occurs

immediately to the east of the Project Area. Within the Project Area, the SFZ consists of at least two fault strands, the Blangkejeran-Toru Fault on the north side and the Kla-Alas Fault to the south. The lowland between them forms the valley of the Alas River, where almost all settlement and services are concentrated. The volcanic cones rise to more than 2200m above sea level (ASL), while the Alas valley in the Project area is about 500m ASL.

The considerable altitude moderates the tropical climate. As a result, diurnal lows in the valley average 17°C, while the upper average is 30°C. Rainfall averages over 3000mm annually, most of which falls between September and April.

Lawe Alas runs along the SFZ, to the south east, then to the south and south west to its mouth on the west coast of Sumatra (where it is known as Sungai Singkel), to the south west of Dairi. The Alas Valley is rather broad, up to several kilometres wide, and generally quite open for a mountainous region. The valley floor in the Project Area is extensively cleared, with well-established plantations of kemiri (candlenut) over much of it. Primary rain forest covers the mountain areas. In places villagers harvest forest products such as incense wood and resins and perfume oils from the forest.

The local people are Gayo, whose home country is the new Kabupaten of Gayo Lues, centred on Blangkejeran. The Alas people occupy the southern part of the valley through which the route to Medan passes. Neither of these groups is strongly connected with the Acehnese-related forces seeking to break from the Republic of Indonesia. The great majority of local people are Muslim.

Power is supplied from a nearby hydro project, east of Kutacane. Water and potential reservoir sites are plentiful in the district, though some of these could fall within areas designated as National Park.

TITLE

A legal analysis of the title situation is contained in a report compiled by Soebagjo, Jatim, Djarot, Attorneys at Law of Jakarta, which accompanies this report. Readers are referred there for an understanding of the security of the title.

The Authority to explore the area is held through a permit for "preliminary investigation with regard to foreign investment in the general mining sector" (SIPP), issued by the Bupati of Gayo Lues to Jag Mining Corporation Ltd., a wholly owned subsidiary of Corona Gold Ltd. The SIPP covers an area of 10,620Ha, and runs for 12 months commencing 1 January 2003. This form of permit is usually renewed annually upon application until a more formal title is granted, and Jag Mining Corporation Limited has lodged an application for a Contract of Work (or its successor under the new mining law) with the Bupati. The SIPP permit allows sampling, trenching, shallow drilling, geophysical surveys and geological mapping, but is not a mining concession or Contract of Work. The SIPP does not presently authorise deep hole drilling such as diamond or RC drilling. It will be necessary to obtain specific permission to drill deep holes in the future.

The SIPP covers two enclaves with a total area of 4184ha, within the Gunung Leuser National Park, as well as part of the park itself around the enclaves. Access to this is not authorised, so the exploration is restricted to the area of the enclaves. There is considerable pressure from local residents on the park boundaries, and clearing and planting around the boundaries over areas of known potential for mineralisation are apparently extensive. There are reports from the local communities that the park boundaries have been revised, in recognition of the reality that the locals are making extensive use of parts of the valley outside of declared enclaves, but these have not been confirmed. The park is the subject of Presidential Decree 33/1998, which has set the total size of the park (1,094,692Ha) and its management method. The desire of local residents to have the opportunity to improve their standard of living through development of local natural resources, and the belief of others that it is more important to keep the local peoples' environment in an undisturbed state, could lead to acrimony.

Available land for mining infrastructure might be tight within the enclaves, but there is more available land in the valley to the south east in the vicinity of Kutacane, which might be practicable to use if the road were upgraded. The transition to Regional Autonomy is likely to ease rather than exacerbate development issues, as the Regional Governments are clearly supportive of mining development in their regions.

REGIONAL GEOLOGY (FIG 1)

The Project Area lies on the Medan 1:250000 quadrangle, which was geologically mapped by a joint team from the Geological Research and Development Centre, Bandung, and the Institute of Geological Sciences, London, between 1975 and 1980. The map was published in 1982 (Cameron *et al.*, 1982). This forms the basis of Fig 1 in this report, and the basis of the synthesis of regional geological relationships produced below in Table 1.

The summary of the geological setting presented in Table 1 and Fig 1 should enable an understanding of the setting in sufficient detail for the purpose of this report. The quality of the regional mapping is high, but it should be noted that gold exploration potential had a low priority at the time of the mapping. There have also been large improvements in the understanding of hydrothermal systems and their relationship to mineralisation since then. Apparently the regional mappers paid little attention to large areas showing evidence of silicification in the Alas Valley which, are now known to be hosts of gold mineralisation.

The oldest rocks are marine carbonates and argillites of the Late Carbonaceous to Early Permian Tapanuli Group (Kluet and Alas Formations). The sediments are mildly regionally metamorphosed, but substantially higher grade in the contact aureoles around the many intrusives exposed in the Alas Valley. The sediments are folded, faulted and intruded by a variety of granite bodies from the late Palaeozoic through the Mesozoic. Tin and base metal skarn mineralisation is associated with some of these.

Strong intermediate to acid volcanism associated with the tectonic setting along the inter-plate boundary is evident throughout the Tertiary and Quaternary, to the Present.

As is increasingly the case, gold mineralisation has been discovered in association with these young volcanic systems.

Table 1: Relationship of Stratigraphy Tectonism and Minerogenetic Events in Meluak SIPP

AGE	SYMBOL		UNIT OR FORMATION	DESCRIPTION
Holocene	Qh		Alluvials	Coarse gravels, sands and clays; Terraces
Pleistocene	Qvk GOLD MINERALISATION Volcanism		Kembar Volcanics	Altered Hb. Andesites & pyroclastics; sonic dacites and glassy basalts(fragmental extrusives on lower slopes; subvolcanic microdiorites.
Pleistocene	Qpk		Kutacane Fm	Reworked Toba Tuff(Qvt); boulder gravels; x-bedded qz- biotite sands
Pleistocene	Qvt Volcanism		Toba Tuff	Lake Toba caldera-forming event + some small volcanic centres. Related to subduction associated with Sunda Trench activity
Tertiary Late Oligocene-Early Miocene	Tlr		Rampong Fm	Interbedded Sandstones, siltstones and mudstones; minor cgl, lst, volcs
Tertiary Early Oligocene-?Eocene	Tolt		Tampur Fm	Recrystallised limestones
Late Cretaceous-Palæocene	Tmim Granite Intrusion Tectonism Volcanism		Marpunge Granite	Pink coarse grained biotite granite with minor pyrite. Barisan Range uplift with folding, faulting affecting older rocks. Minor sub-volcanic and granitoid intrusion, possible epithermal gold mineralisation. Initiation of dextral transcurrent Sumatran Fault System.
Mid- Permian to Late Cretaceous	MPik; MPika; MPiuk; MPima; Mpig Granite Intrusion Tectonism		Ketambe Intrusion; Kais Complex; Upper Ketambe Granite; Meluak Granodiorite; Gurah Complex	Chloritised biotite- muscovite leucogranite; biotite- hornblende granite and granodiorite; biotite granite; foliated granodiorite; coarse foliated biotite- hblende granodiorite, aplites, pegmatites. Late dykes and alteration; associated with Kembar Volcanism? Orogenic event with folding and greenschist metamorphism of Tapanuli Group. Granitoid intrusion. Likely hydrothermal remobilisation of SEDEX lead-zinc mineralisation into veins and limestone replacements (at Dairi).; Sn and skarn type mineralisation at Meluak
Carboniferous	TAPANULI GROUP	Pua	Alas Formation	Recrystallised limestones, marbles, argillites. Probably shallow shelf carbonate sedimentation.
		Puk	Kluet Formation	Argillites, often carbonaceous, metasiltstones, carbonate interbeds. Turbiditic slope or euxinic basin sedimentation. Interbedded massive sulphide exhalative mineralisation (SEDEX at Dairi).

LOCAL GEOLOGY

At this early stage of the investigation of the Project Area, the details of local geology are not well understood. The current state of knowledge is depicted in Fig 1, which is essentially extracted from the Medan Quadrangle sheet. The geology of the Project Area is dominated by the rift formed by the sub-parallel Blangkejeran-Toru and Kla-Alas Faults, parts of the main SFZ. To the east of the Blangkejeran-Toru fault, the basement is Kluet Fm (Table 1), intruded by small stocks of Mesozoic and Merpunge granitoids, as well as the products from the Kembar Volcanic Centre in Quaternary times. To the west of the rift, and within it, basement rocks are mainly carbonates of the Alas Fm, intruded by a substantial batholith of Mesozoic Kais Complex granitoids along the west boundary of the Project Area. The rift valley, which controls the

present drainage, contains Tertiary Rampong Fm deposits, as well as younger sediments of the Kutacane Fm and recent terrace alluvial deposits.

MINERALISATION

Background

The area lies astride the SFZ, where widespread occurrences of gold and copper-gold deposits occur throughout Sumatra. Most of these are either epithermal to mesothermal veins, or porphyry copper systems. The area has prime potential for deposits of these types.

The gold potential of the area was apparently recognised in about 2000. In 2002, Herald agreed to commission geologist Ricardo Pardede to follow up this and other leads around the north of Sumatra. The Meluak prospect was the most promising to emerge from the reconnaissance, as extensive auriferous float was discovered within the enclaves. Herald senior staff inspected the area, and this has resulted in the entry of Jag Mining, and subsequently Corona Gold Limited, to the Project.

There are records of a gold occurrence from further south along the valley from Dutch Colonial times, and there are mapped occurrences of tin and base metals in association with granite intrusions in and around the SIPP. The absence of recorded gold occurrences in the SIPP is probably a manifestation of fine particle size, so that it has not been observed as gravity concentrations, which are often identified and exploited by local people. However there is no doubt that the geological setting of the Project Area is favourable for the presence of epithermal-style gold mineralisation.

EXPLORATION TO DATE BY THE HERALD GROUP

Exploration by Herald commenced in July 2002, with some extended reconnaissance by Ricardo, and senior Herald personnel have subsequently inspected the area on several occasions. After the commencement of the SIPP period on 1 January 2003, Herald commenced an intensive period of investigation of the southern enclave, in the area known as Si Ongal-Ongal. In parallel with this, more detailed reconnaissance has continued within other parts of the SIPP. A review of Herald documentation of this is presented below.

SI ONGAL – ONGAL GRID (FIG 2)

The Si Ongal- Ongal grid now covers the prospect of the same name, and others know as Telengat, and Gajah Mas. A slope-corrected tape and compass grid over an area of about 5km^2 (500Ha), has been geologically mapped and soil sampled on 100m by 100m centres. The 568 B-horizon geochemical samples have all been analysed for Au, Ag, Cu, Pb, Zn, As, Sb, while most have been analysed by ICP for a range of over 30 elements. Intertek Testing Services laboratory in Jakarta has completed all the analytical work. ITS is an internationally-affiliated laboratory which maintains international standards. Analytical certificates have been forwarded by e-mail direct from the laboratory to the author for review. The gold in B- horizon soil results are contoured in Fig. 2.

So far, only the results from the elements listed above have been entered into the Project database. There is a good correspondence in the distribution of most of these elements, with the partial exception of zinc. Distribution of Zn may be influenced by its enhanced geochemical mobility over much of the area, and the distribution of carbonate in bedrock, which will tend to immobilise it.

Field work has been suspended due to the State of Emergency declared in May. The planned grid is only about half completed. Geological mapping of the area so far gridded has been largely completed, but the results had not been compiled and interpreted at the time of preparation of this report. The topographic data were also incomplete.

The south-west of the gridded area is dominated by Palaeozoic limestone, presumably of the Alas Fm, and to the north of this, granite is mapped, which presumably intrudes the limestone. Granite is also mapped on the extreme east of the grid, and this is probably an extension of the Merpunge Granite, which is shown in Fig 1 just to the north-east of the gridded area. More granite is exposed in streams on the south of the eastern part of the grid. Basalt, andesite, and dacite lavas from the Kembar Volcanic Complex are dominant through the middle of the gridded area, and this seems to coincide with a zone of more dissected topography.

Products of hydrothermal activity: hydrothermal breccias, massive and vuggy silica, and clay-pyrite alteration, are widely distributed as float throughout the gridded area, but definite outcrop of these is very restricted, and outcrops have not yet returned high levels of precious metals. Gold values in soil at **Si Ongal-Ongal** proper (in the south-west corner of the grid) have ranged up to 990ppb, and there is an associated broad zone of soil values greater than the 5ppb detection limit of the survey. However, values of over 200ppb are comparatively restricted compared with the Gajah Mas area on the east of the grid. The higher values coincide with a zone dominated by vuggy silica float, which has a large number of substantial rock Au values. It is noted that this area coincides with bedrock mapped as limestone intruded by granite, and it is not inconceivable that the anomaly (and the vuggy silica float) are associated with mineralisation developed in this bedrock.

The **Telengat** anomaly reaches a spot high of 270ppb, but has a north north east trending zone of above background values about 800m long. This is associated with a zone of siliceous float which has also returned elevated but generally not high Au values. The available mapping seems to indicate that the Telengat anomaly occurs on an elevated interfluve containing dominantly massive silica float, surrounded by extensive float and some outcrop of lavas in the creeks and lower land. The lava-strewn areas around Telengat have no measurable gold.

The **Gajah Mas** anomaly in the north eastern quadrant of the grid is the largest and most complex so far located by the survey, and remains substantially open. The anomaly is essentially dissected by a ridge covered in siliceous scree with indications of granite in bedrock, which has lower geochemical response. The crescent-shaped western anomaly has values up to 1000ppb (1g/t) Au in soil, coincident with widespread Au values in float, which is mostly of massive silica. This zone of anomaly is over 1.5kilometres long, and up to 400m wide. The eastern lobe of the

Gajah Mas anomaly is the most extensive in areal extent so far located, and is wide open in the north east on the incomplete grid boundary. Gold in soil values reach 590ppb, and so far cover an area of about 600m by 800m. The area flanks granite mapped on the east of the grid, which again suggests that an association with pre-Tertiary intrusion seems possible. Enigmatically, this large area of anomalous soils does not contain too many elevated float samples, and most of the mapped bedrock is predominantly apparently unaltered dacite. Despite these alternatives, the most likely source of the mineralisation remains hydrothermal alteration of volcanic products associated with the Kembar Centre. The distribution and geometry of the mineralisation is therefore still quite unknown.

MELUAK

The Lawe Ilang crossing of the main highway was the original discovery site for the Meluak Project mineralisation. Boulders there assayed up to 9.98g/t Au and 61g/t Ag in iron-stained siliceous float. This can be traced upstream to Meluak Paloh, where there are cliff outcrops of similar material which have not yet been sampled. Float in the vicinity has averaged almost 3g/t Au and 11 g/t Ag so far, over an area of about 800m by 200m, suggesting an area of similar potential to Si Ongal-Ongal could exist here. The area of mineralisation extends outside the present boundary of the enclaves, but much seems to fall in an area which locals believe will be excised from the area of the park.

There are other areas of known mineralisation/ alteration, particularly along the eastern edge of the enclaves, and no doubt extending within the area of the park. Access to these and the chances of development are not yet clear. There is much which can be done on the already identified areas within the enclaves.

CORONA GOLD LIMITED BUDGET

Corona Gold Limited/ Jag Mining Corp have proposed a budget with the components outlined below, with a total estimated cost of Au$481,160 for the next stage of activity at Meluak (Table 2):

TABLE 2: Meluak Prokect, Proposed Budget, Stage II	AU$
Labour Site Manager x 6 months 2 x Geologists x 6 months 2 x Field Technicians x 6 months Local Labour x 1,500 man days Driver x 6 months	51,100
Assays Soils/Stream Sediments x 500 RC, Core, Rock Samples x 2000	55,400
Geophysics IP/Resistivity x 50 line kms Mobilisation, Consumables Modelling and Reporting	46,300
Drilling RC Drilling x 1,500m Diamond Drilling x 500m Fuel, Muds, Other Consumables Mobilisation and Demobilisation Site Preparation	164,700
Metallurgy Metallurgical Testwork, including NaCN bottlerolls Possible Column Leach, Flotation in Perth	16,000
Consumables and Freight Allowance 4WD Vehicle Hire x 6 months Vehicle Costs and Additional Hire	20,400
Camp Staff x 1,000 mandays Local Labour Meals x 1,500 Hotel Allowance x 50 days	21,900
Airline Jakarta ↔ Medan x 26 Perth ↔ Jakarta x 6	15,100
Management Senior Expat Supervision x 60 days	23,100
Capital Items Computer and Printer GPS x 2	4,400
Administration Perth, Jakarta, Blangkejeran Office Admin Allowance	62,760
GRAND TOTAL	**AUD481,160**

COMMENTS ON PROPOSED BUDGET AND COSTS

Is the project worthy of follow up? Yes it is. It is clear that extensive volumes of altered and mineralised rock are present within the Project Area. The massive amount of silicification encountered in the district, previously unrecognised for its gold potential, underlines just how much potential the Indonesian Archipelago retains for discovery of major mineral deposits (as does Herald's successful work at Dairi). The challenge is to turn a prospect into a resource, and a resource into a mineable reserve. Not all the hurdles to this are in the present case technical.

The styles of mineralisation at Meluak seem similar to those described at Newmont/ Buenaventura's Yanacocha deposit in Peru (eg Harvey *et al.*, 1999), and in turn at Newmont's Martabe Project, in a similar setting to Meluak, in southern North Sumatra, and perhaps others along the SFZ. These properties also contain multiple complex zones of massive and vuggy silica replacement, and high sulphidation epithermal style of gold mineralisation, with elevated silver and copper as at Meluak.

While Yanacocha is currently a popular target model of the gold exploration industry, it achieves its 1+ million ounces annual production from multiple mining sites, and through dump leaching (uncrushed) of porous oxidised ores. Some of these features may not be achievable at Meluak. Every project needs to be assessed on its own merits, and the indications from surface float-rock chip sampling are that gold grades of substantially over 1g/t should be achievable over large volumes. A major unknown is the geometry and continuity of the mineralisation, which will not be known until it can be located and sampled in bedrock. Initial cyanide leach testwork performed on Meluak samples indicate that good recoveries might be expected in conventional grind and leach circuits (probably with Merrill-Crowe gold recovery).

The next and most critical stage for the project must be to start to produce bedrock widths and grades of mineralisation, so that the quantification of resources is commenced. The program outlined above should achieve this, if it is not delayed inordinately. Obviously the program cannot proceed until the Military Emergency ends, but this writer accepts that the inclusion of this area within NAD is an accident of political geography, and will not prevent work on the project in the medium to long term. Working so close to a major National Park will also require constant vigilance, liaison and management input.

Diamond drilling on SIPPs is specifically not authorised (unless with a drill of less than 10HP), and requires separate approval. This would need to be obtained from the relevant authorities before any drilling was commenced.

Before obtaining permission from the relevant authorities for diamond or RC drilling on the SIPP, it would most likely still be possible to advance the aim of establishing bedrock widths and grades of mineralisation by embarking on a program of manual or excavator trenching and pitting. Consideration should be given to incorporating trenching or side cutting of steep river valleys as a means of achieving the aim, as these are clearly within the existing conditions of the SIPP, and could reduce the amount of drilling required while providing always-welcome employment for local people.

It is also felt that attention needs to be paid to maintaining consistent assay methods and quality control. Low detection limit fire assays are recommended for assaying of all forms of sampling to maintain comparability of assays. Multi- element ICP scans can be dispensed with for routine analysis, but the potentially economically significant elements, silver and copper, should not be dispensed with. Appropriate certified standards prepared by independent sources should be inserted in each assay batch to more closely monitor assay performance.

CONCLUSIONS AND RECOMMENDATIONS

The discovery of the Meluak prospects is further evidence of the opportunities for discovery that are still available in Indonesia.

- Within the Meluak Project Area, there is strong evidence of widespread mineralisation of a type which is known to host major orebodies. The project is still at a very early stage of exploration, as substantial mineralisation has yet to be located in bedrock. Exploration work to date has returned consistently positive results.
- The program recommended for the next six months after exploration recommences is reasonable. It is recommended that consideration be given to incorporating some trenching and pitting, particularly if there is any delay in approval of a drilling program.
- The exploration approach being adopted is demonstrably cost effective.
- The title to the area is a SIPP permit which is granted to enable preliminary investigation. Specific permission is required to permit drilling with equipment of more than 10HP, and this should be obtained before a drilling program is commenced.
- The SIPP covers two enclaves of the Gunung Leuser National Park which total 4184ha. Exploration activity must be confined to the official boundaries of the enclaves. A high standard of environmental responsibility must be encouraged in all workers, and in project execution.
- It will be necessary to pay compensation to local landholders affected by exploration activity. This should not be too onerous, particularly with the support of the local community for the project, and careful and considerate field planning.

REFERENCES

Cameron, N.R., Aspden, J.A., Bridge, D.McC., Djunuddin, A., Ghazali, S.A., Harahap, H., Hariwidjaja, Johari, S., Kartawa, W., Keats, W., Ngabito, H., Rock, N.M.S., and Whandoyo, R. 1982. The Geology of the Medan Quadrangle Sumatra. GRDC, Directorate General of Mines, Department of Mines and Energy, Bandung.

Harvey, B. A., Myers, S.A., and Klein. T, 1999. Yanacocha Gold District, Northern Peru. In: Pacrim'99 Conference, Bali, Indonesia. AusIMM. Melbourne

Middleton, T.W., 2002. Summary report on the Meluak gold project. Herald Resources Limited Internal report.(Dec, 2002)

Middleton, T.W., 2003. Meluak Project Project Status as at 30 April, 2003. Herald Resources Limited Internal Report. (May, 2003).

CERTIFICATES

Introductory independent report on the Meluak Gold Project, Gayo Lues, Nanggroe Aceh Darussalam, Indonesia.

I, Geoffrey Samuel Eupene, of Eupene Exploration Enterprises Pty. Ltd., Suite 33, Raffles Plaza, 1 Buffalo Court, Darwin Northern Territory, Australia, and PT Handal Srirajasa, Vila Bogor Indah Blok E3 / 15, Ciparigi, Bogor, Indonesia, do hereby certify that :

1. Eupene Exploration Enterprises Pty. Ltd., of which I am Director and Principal Consultant, have been operating as independent consulting geologists in Australia and internationally, particularly throughout South East Asia since 1980. In Indonesia, Eupene Exploration Enterprises Pty. Ltd. has operated in association with PT Handal Srirajasa since 1990. The technical and local knowledge accumulated by Eupene Exploration Enterprises Pty. Ltd. and PT Handal Srirajasa has been used in the preparation of this report.
2. I hold a Bachelor of Science Degree with full Majors in Geology & Mineralogy, and Chemistry, and an Honours Degree in Geology & Mineralogy obtained from University of Queensland, Australia, in 1968.
3. I am a Fellow of the Australasian Institute of Mining and Metallurgy and a have been a Member of the Mineral Industry Consultants Association since 25 June 1981. I was re-accredited in 1998. I have been accepted as a CPGeo in 2000, and have been re-accredited by random audit in 2003.
4. I have practiced my profession for 35 years in the fields of gold, base metals and uranium exploration and mining in Australia and South East Asia. I am currently employed as a consulting geologist.
5. The above report was prepared by reviewing published and unpublished reports maps and data. A field examination of the properties was not undertaken, and I have accepted the veracity of data provided to me in order to prepare this report, except to the extent that it has been possible to verify the data independently, as indicated in the report.
6. I do not have nor do I expect to receive any interest in the property.
7. I am not a holder, directly or indirectly, of securities in Corona Gold Limited, Jag Mining Corp. Ltd., Herald Resources Limited, or any associated company. I have prepared this report on the basis of payment of normal professional fees on a standard time basis.
8. I consent to the use of this report in a Statement of Material Facts relating to the corporate activities of Corona Gold Limited. I have not authorised any other documents relating to this project at this time.

Dated at Darwin, August 2003

G.S. Eupene B.Sc.(Hons.) FAusIMM, MMICA, CPGeo.

Fig 1: Location Map (Courtesy Corona Gold Limited)



340000mE
350000mE
430000mN
420000mN
410000mN
Ramung
GUMPANG
Gumpang
LOKOP - KUTACANE FAULT
BR. WAIHLUP
2245
KEMBAR VOLCANIC CENTRE
BR. KEMBAR
2136
BR. MELUAK
1841
Meluak
MELUAK
KORO A
TELENGAT
SIONGAL ONGAL GRID
SIONGAL ONGAL
Siongal Ongal
GAJAH MAS
Merpunge
1636
1119
Cu, Pb, Zn
MELUAK
Medan
Herald Dairi Project
SUMATRA
LOCATION MAP
QUATERNARY
TERTIARY
MESOZOIC
PALEOZOIC
KEMBAR VOLCANIC COMPLEX
KUTACANE FM
RAMPONG FM
TAMPUR FM
MARPUNGE GRANITE
MESOZOIC GRANITOIDS
ALAS FM
KLUET FM
Recent terrace-floodplain alluvials
Intermediate volcanics, pyroclastics
Sands, gravels
Mixed sediments
Limestones
Granitoids
Undifferentiated-granitoids
Dominantly carbonates
Dominantly argillites
Village
Bitumen Road
JAG Mining SIPP boundary
Fault
Vuggy Silica Gold Prospect-Recent Discovery
Other Mineral occurrence
Geology after GRDC Medan 1:250,000 Geology Sheet 1982
0
5 Km
1 : 125,000
JAG MINING CORP (L) LTD
HERALD RESOURCES LTD
MELUAK PROJECT
KABUPATEN GAYO LUES
DISTRICT GEOLOGY

Fig 2: Si Ongal – Ongal Grid Geochemistry


LEGEND
Soil Sample Location with results in ppb Au
Soil Geochemical Contours
8 ppb Au
32
64
128
256
512
Rock Chip Samples
BLD - 0.2 ppm Au
0.2 - 0.5
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
> 10.0
JAG MINING CORP (L) LTD
CORONA GOLD LTD
MELUAK PROJECT
SIONGAL ONGAL PROSPECT
SOIL & ROCK FLOAT CHIP
GEOCHEMISTRY
Fig. 2
UTM Zone 47
Author: G Eupene, August 2003
Gegeh Nas Anomaly
Si Ongal - Ongal Anomaly
416000 N
415000 N
414000 N
349000 E
348000 E
347000 E
346000 E
345000 E
344000 E

SECTION 5 INVESTIGATING ACCOUNTANT'S REPORT

STANTON PARTNERS CORPORATE PTY LTD
A.C.N 063 036 331
1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA
TELEPHONE: (08) 9481 3188
FACSIMILE: (08) 9321 1204
e-mail: jvideren@stanton.com.au

14 August 2003

The Directors
Corona Gold Limited
Level 3
50 Colin Street
WEST PERTH WA 6005

Dear Sirs

RE: INVESTIGATING ACCOUNTANT'S REPORT

1. Introduction

This report has been prepared at the request of the Directors of Corona Gold Limited ("Corona" or "the Company") for inclusion in a Prospectus to be dated on or around 15 August 2003 ("the Prospectus") relating to the proposed issue by Corona of up to 26,794,488 shares to be issued at a price of 1 cent per share. The issue is being offered as a priority right to the shareholders of Herald Resources Ltd ("Herald") on the basis of one Corona share for every 2 shares in Herald. The number of shares in Herald currently stands at 52,713,497 and thus on a 1 for 2 priority right, the number of shares that are eligible to be issued by Corona would be 26,356,988 (with round-ups). However, there are 875,000 share options in Herald that if exercised before the record date of 22 August 2003 would result in the issue of a further 437,500 shares in Corona to take the maximum shares to be issued by Corona to 26,794,488. For the purposes of the pro-forma statement of financial position we have disclosed the minimum capital raising' of $263,570 (26,356,988 shares).

2. Basis of Preparation

This report has been prepared to provide investors with information on historical results, the assets and liabilities of Corona and the pro-forma consolidated assets and liabilities of Corona as noted in Appendix 3. This report does not address the rights attaching to the securities to be

issued in accordance with the Prospectus, nor the risks associated with the investment. Stanton Partners Corporate Pty Ltd has not been requested to consider the prospects for Corona, the securities on offer and related pricing issues, nor the merits and risks associated with becoming a shareholder and accordingly, has not done so, nor purports to do so. Stanton Partners Corporate Pty Ltd accordingly, takes no responsibility for those matters or for any matter or omission in the Prospectus, other than responsibility for this report.

3. Background

Corona was incorporated on 19 June 2003 with an issued capital of $100, represented by 10,000,000 ordinary shares. Currently, all of the shares in Corona are owned by Herald.

Corona has entered into an Agreement with Lexus Mining Corp ('Lexus"), whereby Corona acquired 100% of Jag Mining Corp (L) Limited ("Jag"). Lexus is owned 100% by International Annex Ventures Ltd ("IAV"), a wholly owned subsidiary of Herald. The consideration paid was US$100 (Aus $150). Herald has agreed to lend $500,000 to Corona as unsecured funds. The repayment of the debt created between Corona and Herald is only repayable upon listing of the Company on any approved stock exchange via an initial public offering. Jag owns 100% of the Meluak Gold Project in Sumatra, Indonesia via being granted a permit to explore in the Meluak region. The unaudited statement of financial position of Jag as at 31 July 2003, assuming the restructuring of inter-company debt, including forgiveness of debt due to Lexus by Lexus (except for $500,000), is as follows:

Capitalised exploration - Meluak Gold Project	198,424
Owing to Lexus	(500,000)
Net (Liabilities)	$(301,576)

As Corona is paying US$100 (Aus $150) for the shares in Jag, goodwill on consolidation arises of $301,726 that is considered by the directors of Corona and Herald to be attributable to the fair value of the interest in the Meluak Gold Project in Indonesia.

Corona has agreed to lend the funds to Jag who in turn has agreed to repay Lexus (and Lexus will repay $500,000 to Herald.

Furthermore, agreement has been reached with Macquarie Bank Limited ("MBL") to enter into a Subscription Agreement with Corona whereby for $300,000 MBL will subscribe for 2,000,000 shares in Corona at 15 cents per share, equal to approximately 5.2% of Corona at that time. MBL will not subscribe for the capital until such time as the funds has been raised from the Herald shareholders pursuant to the Prospectus (issue of a maximum of 26,794,488 shares at 1 cent each).

Under the Subscription Agreement, MBL will also have the right to participate in future fund raising of Corona as follows:

- MBL to have the first right of refusal to receive placements of up to 7,150,000 shares in Corona at 20 cents each, raising approximately $1,430,000 (before costs) and taking MBL's interest in Corona to approximately 19.92%; and

- MBL to have the first right of refusal to underwrite an aggregate amount of $10,000,000 of future capital raisings of Corona.

Weybridge Pty Ltd, a company controlled by Mr Terry Allen, a director of Herald (and Corona) has agreed to underwrite the issue pursuant to the prospectus (to issue up to 26,794,488 shares at 1 cent each). Details on the Underwriting Agreement are outlined in section 8 of the Prospectus.

Potential investors should read the Prospectus in full that includes a geological technical report and a solicitors report on mining tenements. We make no comments as to ownership or values of the mineral tenement interests of Jag and the consolidated investment in the Meluak gold project.

Further details on all significant contracts entered into by the Company since incorporation are referred to the Material Contracts Section of the Prospectus.

4. Scope of Examination

You have requested Stanton Partners Corporate Pty Ltd to prepare an Independent Accountant's Report on:

(i) The results of Corona for the period from incorporation to 30 June 2003;

(ii) The statement of financial position of Corona as at 30 June 2003;

(iii) The pro-forma statement of financial position of Corona and the pro-forma consolidated statement of financial position of Corona as at 30 June 2003 adjusted to include funds to be raised by the Prospectus and the completion of transactions referred to in note 2 of Appendix 3;

All of the financial information referred to above has not been audited however has been subject to audit review.

We have however examined the financial statements and other relevant information and made such enquiries, as we considered necessary for the purposes of this report. The scope of our examination was substantially less than an audit examination conducted in accordance with Australian Auditing Standards and accordingly, we do not express such an opinion. Our examination included:

(i) Discussions with Directors and other key management of Corona;
(ii) Review of contractual arrangements;
(iii) A review of publicly available information; and
(iv) A review of work papers, accounting records and other documents.

5. Opinion

In our opinion, the pro-forma statements of financial position as set out in Appendix 2 presents fairly, the pro-forma statements of financial position of Corona and the Corona Group as at 30

June 2003 in accordance with the accounting methodologies required by Australian Accounting Standards on the basis of assumptions and transactions set out in Appendix 3.

No opinion is expressed on the historical results, as shown in Appendix 1, except to state that nothing has come to our attention which would require any further modification to the financial information in order for it to present fairly, the results of the periods identified.

To the best of our knowledge and belief, there have been no other material items, transactions or events subsequent to 30 June 2003, that have come to our attention during the course of our review which would cause the information included in this report to be misleading.

6. Other Matters

At the date of this report, Stanton Partners Corporate Pty Ltd or Stanton Partners do not have any material interest in Corona either directly or indirectly, or in the outcome of the offer. Stanton Partners, a firm that is related to Stanton Partners Corporate Pty Ltd were appointed as auditors of Corona in June 2003 and are the auditors of Herald. Stanton Partners Corporate Pty Ltd and Stanton Partners were not involved in the preparation of any other part of the Prospectus, and accordingly, make no representations or warranties as to the completeness and accuracy of any information contained in any other part of the Prospectus.

Stanton Partners Corporate Pty Ltd consents to the inclusion of this report (including Appendices 1 to 3) in the Prospectus in the form and content in which it is included. At the date of this report, this consent has not been withdrawn.

Yours faithfully
STANTON PARTNERS CORPORATE PTY LTD

J P Van Dieren FCA
Director

INVESTIGATING ACCOUNTANT'S REPORT

APPENDIX 1
UNAUDITED STATEMENT OF FINANCIAL PERFORMANCE

	19 June 2003 to 30 June 2003 $
Operating Revenue	-
Operating costs (incorporation costs)	2,000
Net (loss) before tax	(2,000)
Income Tax expense attributable to net loss	-
Net (loss) after tax	(2,000)

APPENDIX 2
UNAUDITED STATEMENTS OF FINANCIAL POSITION

	Note	Unaudited 30 June 2003 $	Pro-forma Unaudited (Parent Entity) 30 June 2003 $	Unaudited Consolidated Pro-forma 30 June 2003 $
Current Assets				
Cash assets	3	100	531,520	531,520
Total Current Assets		100	531,520	531,520
Non Current Assets				
Loan to subsidiary	4	-	500,000	-
Shares in subsidiary	5	-	150	-
Exploration expenditure	6	-	-	500,150
Total Non Current Assets		-	500,150	500,150
Total Assets		100	1,031,670	1,031,670
Current Liabilities				
Payables	6	2,000	-	-
Owing to Herald	7	-	500,000	500,000
Total Current Liabilities		2,000	500,000	500,000
Total Liabilities		2,000	500,000	500,000
Net Assets (deficiency)		(1,900)	531,670	531,670
Equity				
Contributed Equity	9	100	533,670	533,670
Accumulated Losses		(2,000)	(2,000)	(2,000)
Total Equity (deficiency)		1,900	531,670	531,670

To be read in conjunction with Appendix 3

INVESTIGATING ACCOUNTANT'S REPORT

APPENDIX 3

NOTES TO THE STATEMENT OF FINANCIAL PERFORMANCE AND STATEMENTS OF FINANCIAL POSITION

1. **Statement of Significant Accounting Policies**

(a) Basis of Accounting

The unaudited Statement of Financial Performance and unaudited Statements of Financial Position have been prepared in accordance with applicable accounting standards, the Corporations Act 2001 and mandatory professional reporting requirements in Australia and we have made such disclosures as considered necessary. They have also been prepared on the basis of historical cost and do not take into account changing money values. The accounting policies have been consistently applied, unless otherwise stated.

(b) Income Tax

The Company adopts the liability method of tax effective accounting, whereby the income tax expense in the Statement of Financial Performance is based on the operating profit before tax adjusted for permanent differences. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation, the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realised and that the Company will comply with the conditions of deductibility imposed by the law.

(c) Exploration, evaluation and development expenditure

Exploration, evaluation and development costs are accumulated in respect of each separate area of interest.

Exploration and evaluation costs are carried forward where right of tenure of the area of interest is current and they are expected to be recouped through sale or successful development and exploitation of the area of interest or, where exploration and evaluation activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

When an area of interest is abandoned or the Directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made. Each area of interest is also reviewed at the end of each accounting period and accumulated costs written off to the extent that they will not be recoverable in the future.
Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until production commences.

(d) Accounts Payable
Accounts payable represent the principal amounts outstanding at balance date, plus, where applicable, any accrued interest.

(e) Recoverable Amount of Non Current Assets
The carrying amount of non- current assets are reviewed annually by Directors to ensure they are not in excess of the recoverable amounts from those assets. The recoverable amount is assessed on the basis of the expected net cash flows, which will be received from the assets employed and subsequent disposal. The expected net cash flows have not been discounted to present values in determining recoverable amounts.

(f) Operating Revenue
Revenue represents interest received and reimbursements of exploration expenditures.

(g) Principles of Consolidation
The pro-forma consolidated statement of financial position incorporates the assets of all entities controlled by Corona. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively. Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(h) Foreign Currency Translation

(i) Transactions
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(ii) General Commitments
Exchange gains or losses on other hedge transactions are brought to account in the statement of financial performance in the financial year in which the exchange rates change. Gains or costs arising on entry into hedges of general commitments are brought to account at the time of entry into the hedges and are amortised over the lives of the hedges.

(iii) Speculative Transactions
Gains and losses on speculative foreign currency transactions are brought to account as they arise. These gains and losses are measured by reference to movements in the forward exchange rates for the relevant currencies.

(i) Investments
Interest in listed and unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the Statement of Financial Performance

when receivable. Controlled entities are accounted for in the consolidated financial statements as set out in note (g).

(j) Goodwill on Consolidation
Goodwill on consolidation has been calculated as the excess of cost of acquisition over the fair value of their identifiable net assets acquired. Goodwill on consolidation will be amortised by systematic charges against income over the time that the benefits are expected arise. In the case of Corona, the excess of the cost over the book value of assets acquired in Jag has been allocated by the directors of Corona as part of the fair value of the Meluak Gold Project.

2. Actual and Proposed Transactions to Arrive at Pro-forma Unaudited Statement of Financial Position

Actual and proposed transactions adjusting the 30 June 2003 unaudited Statement of Financial Position of Corona in the pro-forma Statement of Financial Position of Corona and the Corona Group are as follows:

(a) Corona acquires 100% of the issued capital of Jag Mining Corp (L) Limited for US$100(Aus $150);
(b) Corona borrowing $500,000 from Herald on a deferred settlement basis;
(c) Corona lending the $500,000 to Jag and Jag repaying $500,000 to Lexus;
(d) The issue of a minimum of 26,356,988 ordinary shares at 1 cent each pursuant to the Prospectus to raise a gross $263,570;
(e) The payment of accounts payable of $2,000;
(f) The payment of expenses of the entitlement issue totalling an estimated $30,000 and expensed against contributed equity; and
(g) The issue of 2,000,000 shares in Corona to MBL to raise a gross $300,000 (issued after the capital raising of $263,570).

	Note 2	Unaudited 30 June 2003 $	Unaudited Pro-forma (Parent Entity) 30 June 2003 $	Unaudited Consolidated Pro-forma 30 June 2003 $
3. Cash Assets				
The movements in cash at bank and on hand are as follows:				
Unaudited 30 June 2003		100	100	100
Acquisition of Jag	(a)	-	(150)	(150)
Borrowings from Herald	(b)	-	500,000	500,000
Loan to Jag/Repayment of debt to Lexus	(c)	-	(500,000)	(500,000)
Issue of shares pursuant to Prospectus	(d)	-	263,570	263,570
Payment of payables	(e)	-	(2,000)	(2,000)
Prospectus issue costs	(f)	-	(30,000)	(30,000)
Capital raising from MBL	(g)	-	300,000	300,000
		100	531,520	531,520

	Note 2	Unaudited 30 June 2003 $	Unaudited Pro-forma (Parent Entity) 30 June 2003 $	Unaudited Consolidated Pro-forma 30 June 2003 $
4. Loan to Subsidiary (Receivables)				
Owing by Jag	(c)	-	500,000	500,000
Eliminated on consolidation		-	-	(500,000)
		-	500,000	-

The loan is unsecured and interest free. The recoverability of the loan and exploration costs capitalised is dependant upon the successful commercialisation of the Meluak Gold Project in Indonesia. In the event of the failure to commercialise the Meluak Gold Project (by development or sale), the loan may not be able to be repaid to Corona and the costs pertaining to the Meluak Gold Project may need to be written off.

	Note 2	Unaudited 30 June 2003 $	Unaudited Pro-forma (Parent Entity) 30 June 2003 $	Unaudited Consolidated Pro-forma 30 June 2003 $
5. Investments in subsidiary				
Shares in Jag	(a)	-	150	150
Eliminated on consolidation		-	-	(150)
		-	150	-
6. Exploration Expenditure				
Exploration costs of Meluak Gold Project		-	-	198,424
Goodwill attributable to the fair value of the Meluak Gold Project	1(j)	-	-	301,726
		-	-	500,150
7. Payables				
Accounts payable		2,000	2,000	2,000
Less: Payment of accounts payable	(e)	-	(2,000)	(2,000)
8. Owing to Herald				
Owing to Herald Resources Ltd	(b)	-	500,000	500,000
		-	500,000	500,000

The amount owing to Herald is only payable in the event of the successful listing of Corona an approved Stock Exchange via an initial public offer.

	Note 2	Unaudited 30 June 2003 $	Unaudited Pro-forma (Parent Entity) 30 June 2003 $	Unaudited Consolidated Pro-forma 30 June 2003 $
9. Contributed Equity				
Share Capital				
10,000,000 shares at 30 June 2003		100	100	100
26,356,988 shares at 1 cent each	(d)	-	263,570	263,570
2,000,000 shares at 15 cents each	(g)	-	300,000	300,000
		100	563,670	563,670
Less: share issue costs	(f)	-	(30,000)	(30,000)
Pro-forma (38,356,988 shares)		100	533,670	533,670

In the event that the maximum number of shares are issued pursuant to the Prospectus, a further 437,500 share would be issued and an additional $4,375 capital would be raised.

10. Contingent Liabilities and Commitments

Based on discussions with the Directors and legal advisors, to our knowledge, the Company has no material contingent liabilities. Investors should read the Independent Solicitor Mineral Titles Report on title to the Meluak gold project and the Independent Consulting Geologist Report for further possible contingencies and commitments. However, Corona has granted MBL:

- The first right of refusal to receive placements of up to 7,150,000 shares in Corona at 20 cents each to raise up to $1,430,000; and
- The first right of refusal to underwrite an aggregate amount of $10,000,000 of future capital raisings by Corona.

11. Exploration commitments

For details on proposed exploration commitments on mineral tenements, refer to the Independent Consultant Geologist Report in the Prospectus.

SECTION 6 SOLICITOR'S REPORT ON TENEMENT

SOEBAGJO, JATIM, DJAROT
ATTORNEYS AT LAW

Plaza DM, 17th Floor
Jalan Jenderal Sudirman kav. 25
Jakarta 12920, Indonesia
Phone: +62-21-5229765, Fax: +62-21-5229752 - 53
e-mail: thefirm@sjdlawfirm.com

In association with:

Blake Dawson Waldron, Australia
Kelley Drye & Warren LLP, USA

4 July 2003

CoronaGold Limited
Level 3/50 Colin Street
West Perth
Western Australia 6005

Attn.: The Directors.

Dear Sirs,

MELUAK PROJECT

I. SCOPE AND PURPOSES

We have prepared this report at the request of Corona Gold Limited ACN 105 161 644. ("**CORONA**") in relation to its intention to undertake an issue of shares at $0.01 each on a non-renounceable priority 1 for 2 entitlement basis to the shareholders of Herald Resources Ltd ACN 008 672 071 who are registered on a record date to be advised, to raise approximately $260,000 before costs ("**Priority Issue**").

This report concerns the status of the Preliminary Survey Permit (*Surat Ijin Penyelidikan Pendahuluan*-"**SIPP**") granted to Jag Mining Corp (L) Ltd ("**JAG**") in Meluak in the Gayo Lues regency, in Nanggroe Aceh Darussalam, Indonesia, (the "**Meluak Project**").

We understand that JAG will be a wholly owned subsidiary of CORONA at the time of the Priority Issue.

In particular, this report covers the following matters:

1. The legal owner and status of the SIPP of the Meluak Project;
2. Whether there are any encumbrances registered (or unregistered) over the SIPP;
3. The rights and obligations of the holder of a SIPP; and
4. An overview of the legal background to a SIPP.

II. THE LEGAL OWNER AND STATUS OF THE SIPP

Based on our review of the documents, it is therefore our view that:

(a) JAG is the legal owner of the SIPP for the Meluak Project;

(b) the SIPP was issued on 15 November 2002 and is therefore valid as at the date of this report; and

(c) the SIPP will be valid for 12 (twelve) months as of 1 January 2003 and may be extended.

As JAG has obtained in-principle approval for its Contract of Work application, JAG may also continue to proceed with that application.

Please note that a SIPP does not constitute a mining authorization or Contract of Work, cannot be transferred to another party and cannot be used other than for the purpose for which it was granted.

III. ENCUMBRANCES

A SIPP, being a preliminary survey permit, is not a form of right which can be encumbered in a general sense. There is no formal procedure for registering encumbrances over a SIPP. Neither is there a procedure for unregistered encumbrances. In addition, the non-transferable and party-specific nature of a SIPP suggests that the validity of any purported attempt to encumber a SIPP would be questionable.

The documents provided for our review do not indicate that there is any arrangement in place in relation to the SIPP for the Meluak Project which could be regarded as an encumbrance.

IV. RIGHTS AND OBLIGATIONS OF THE HOLDER OF A SIPP

A. Overview

A foreign company wishing to conduct mining operations in Indonesia must do so through entering a "**Contract of Work**" with the Indonesian Government. A SIPP is a preliminary survey permit granted to an applicant who is in the process of seeking to enter into a Contract of Work with the Indonesian Government.

B. Legislative aim

The stated legislative aim of a SIPP is to enable the Contract of Work applicant to better define its areas of interest for the Contract of Work application.

C. Pre-requisite for granting of a SIPP

A SIPP can only be granted after the applicant for the Contract of Work has received in-principle approval from the relevant authority in respect of the Contract of Work application (although various other approvals are subsequently required for the Contract of Work to actually be granted).

D. General rights of the holder of a SIPP

A SIPP allows the Contract of Work applicant to carry out preliminary survey work on the area covered by the Contract of Work application. The permitted types of work that the SIPP holder can carry out are rock sampling, test wells and trenches (but not in protected zones), shallow drilling, geophysical studies and geological mapping.

Some further details can be given about the meaning of "shallow drilling". The reference to "shallow drilling" derives from Decree of the Minister of Mines and Energy No. 2202.K/201/M.PE/1994. Decree of the Director General of Mining No. 75.K/201/DDJP/1995 provides further implementation details and sets out a template for the letter granting a SIPP. This template is amended by the Letter from the Director General of Mining No 1687/2011/DJP/1997 so that the reference to "shallow drilling" is replaced with a reference to "drilling with machine power of maximum 10PK". The Letter goes on to provide that "For drilling with a machine power of more than 10PK a written permit must be obtained from the Director General of Mining".

E. Term of a SIPP

A SIPP is valid for one year, but may be extended on application to the relevant authority which granted the SIPP. .

F. Report

A SIPP holder must lodge a complete report of its activities under the SIPP to the relevant authority following the expiry of the SIPP.

G. Expenditure

Expenditure incurred by the SIPP holder can be amortised and taken into account in determining compliance with the minimum expenditure requirements of any subsequently issued Contract of Work over the relevant area. For that purpose, the SIPP holder must produce evidence of expenditure verified by a public accountant and approved by the Director General of Tax and the SIPP holder's activity reports must also be approved by the relevant authority who granted the SIPP.

H. Deadrent

A SIPP holder must pay a fixed fee (deadrent) calculated as set out in Decree No. 931/8443/M.PE/1986 issued by the Minister for Mines and Energy on 27 August 1986.

I. Seriousness deposit

The former requirement for the SIPP holder to lodge a security deposit of USD 100,000 (in the case of a foreign investment application) has been replaced by the requirement to lodge a seriousness deposit at the time of lodging a Contract of Work application.

J. Legislative provisions

SIPPs are regulated principally by Decree No 2202.K/201/M.PE/1994 issued by the Minister for Mines and Energy on 18 November 1994 and the subsequent Decree of the Director General of Mining No 75.K/201/DDJP/1995 dated 24 February 1995.

V. OVERVIEW OF THE LEGAL BACKGROUND TO A SIPP

A. Regional autonomy overview

Before providing details of the legislative provisions relating to a SIPP, it is necessary to understand the impact that Law No 22 of 1999 (the "**Regional Autonomy Law**") may have had on these provisions. The passing of the Regional Autonomy Law in 1999 resulted in the divestment of certain aspects of formerly centralised powers to regional administrations and legislatures. This divestment includes the divestment of the power to grant mining approvals, which now resides predominantly in the hands of the relevant regional authority (as determined by the Regional Autonomy Law).

Prior to the introduction of the Regional Autonomy Law, mining approvals were centralised. Many of the legislative provisions (Laws, Presidential and Ministerial Decrees and Decrees of the Director General of Mining) pre-date the Regional Autonomy Law and assume the centralised system remains in place. The operation of many of these legislative provisions, and the extent to which they may be or have been replaced by acts of regional authorities and legislatures is unclear. Indonesia is a single unitary state (not a federation of states) and the law offers little guidance on resolving potential conflicts between laws since the passing of the Regional Autonomy Law.

The issuing of Government Regulation 75 of 2001 (discussed further below) was an attempt to clarify the situation to some extent, however, many aspects of the interaction between the Regional Autonomy Law and legislative provisions relating to mining remain unclear at this stage. As such, this report assumes that legislative provisions pre-dating the Regional Autonomy Laws will still be followed at the regional level.

B. Overview of how regional autonomy works in respect of mining

High level stipulations in relation to mining are contained in Law No 11 of 1967 (the "**Mining Law**"). Government Regulation 32 of 1969 (the "**Mining**

Regulation") then enlarges on certain aspects of the Mining Law. Following on from the introduction of the Regional Autonomy Law, Government Regulation 75 of 2001 (the "**Amending Regulation**") was formulated to amend the Mining Regulation to bring the regulation of mining in line with the Regional Autonomy Law.

Whereas previously under the Mining Regulation a person seeking a mining authorisation was required to apply to the Minister of Mines and Energy (the "**Minister**"), the Amending Regulation changes this situation so that an application for a mining authorisation must be made to:

a. the Regent or Mayor, if the mining concession is situated in the territory of a Regency or Municipality or in the seas within 4 miles of the coast;

b. the Governor of a Province, if the mining concession is situated in a number of Regencies or Municipalities (in circumstances where the Regencies and Municipalities have not cooperated with each other or with the Province) or in the sea between 4 and 12 miles from the coast;

c. the Minister, if the mining concession is situated in a number of Provinces (in the absence of cooperation among the Provinces) or in the sea further than 12 miles from the coast.

The Amending Regulation then goes on to make further amendments to the Mining Regulation so that powers formerly held by the Minister are divested to the person (Regent, Mayor, Governor, or the Minister) now having authority to grant the mining concession. Consequently, mining authority is theoretically no longer as centralised as previously.

In addition, there are two further issues which need to be considered:

a. it is possible that the Amending Regulation may be considered to be inconsistent with the Mining Law, in which case the Amending Regulation is technically void under Indonesian law.

   As mentioned above, the Amending Regulation was formulated to amend the Mining Regulation to bring the Mining Regulation in line with the Regional Autonomy Law. This is actually a compromise, as it was the Mining Law itself which needed to be amended. The Amending Regulation was formulated in light of the fact it may take quite some time before an amendment to the Mining Law can be promulgated. Consequently the situation existing as a result of the Amending Regulation should be viewed as a transitional situation.

b. the existence of Regional Government Regulations.

   Regional Government Regulations in every region are required to implement the Amending Regulation at the regional level. We are not

aware of whether the Regional Government in the Gayo Lues regency has issued such a regulation.

As a temporary measure to overcome this situation, we would normally recommend that collective approvals from the Minister as well as the regional authorities be obtained in order to enhance the legal status of a Contract of Work.

C. Effect of regional autonomy on pre-existing mining rights

Despite the changes made by the Amending Regulation described above, the Amending Regulation contains certain provisions which preserve central authority over some authorisations issued prior to 1 January 2001. The Amending Regulation inserts a new Article 67a into the Mining Regulation which provides that KPs (discussed below), Contracts of Work and Coal Contracts of Work issued before 1 January 2001 remain valid until their expiry. The remainder of Article 67a is ambiguously drafted but, in our view, has the effect that:

a. the relevant authority for KPs (issued prior to 1 January 2000) is the relevant regional authority in accordance with the rules outlined above (that is, the Minister, Governor, Regent or Mayor who since the introduction of the Amending Regulation would have had authority to grant the KP); and

b. the relevant authority for Contracts of Work remains the Minister (although this is "in coordination with the Governor and the Regent or Mayor").

D. Effect of regional autonomy on a SIPP.

The Amending Regulation does not specify how an existing SIPP is to be treated in light of the Regional Autonomy Law and the Amending Regulation. However, based on our understanding of Decree of the Minister for Mines and Energy No.1453 K/29/Mem/2000 regarding the Technical Guidelines for the Implementation of the Government's Duty in the General Mining Sector (**"Decree No.1453"**), a SIPP may be issued by a Regent, Mayor, Governor or Minister depending on the location of the mining concession concerned.
In addition, we note that the SIPP for the Meluak Project was issued after the Regional Autonomy Law came into effect and that no Contract of Work in the area which could be caught by Article 67a (discussed above) exists. Consequently, in our view, authority in respect of the SIPP has not been retained by the Minister and has been divested in accordance with the Regional Autonomy Law and the Amending Regulation.

E. Constitutional background behind the Mining Law

The Indonesian Constitution declares the land and water and the natural riches they contain to be under the control of the State for the prosperity of the people.

The Mining Law and Government Regulation No. 27/1980 dated 15 August 1980 classify minerals into three categories:

Category A: Strategic minerals (including oil and gas, radioactive minerals, coal and tin) – in general only the Government and State enterprises can exploit strategic minerals (although private mining companies fulfilling certain requirements can be granted licenses to exploit strategic minerals).

Category B: Vital minerals (including gold, silver, lead, zinc and copper) - vital minerals are open to private mining (including foreign interests).

Category C: Other minerals (mostly non-metallic minerals).

F. Foreign investment rules.

Indonesian nationals (individuals and companies with Indonesian shareholders) wishing to participate in mining activities are able to obtain a mining authorisation known as a "**KP**" (*Kuasa Pertambangan*). KPs are not available to foreign entities wishing to participate in mining in Indonesia. Foreign entities wishing to have a direct shareholding in a company which undertakes mining in Indonesia must obtain permission to create a company (or convert an existing company) to a type of company which a foreign investor may hold shares in, in accordance with the Law No 1 of 1967 (the "**Foreign Investment Law**") (as supplemented by a host of implementing regulations). The Foreign Investment Law refers to this Indonesian-incorporated limited liability company as a *Perusahaan Penanaman Modal Asing* or "**PMA Company**". The foreign investor must obtain approval for its investment in a PMA Company from the Head of the Capital Investment Coordinating Board (*Badan Koordinasi Penanaman Modal* – "**BKPM**").

The President of the Republic of Indonesia from time to time issues a decree setting out fields of investment that are closed to foreign direct investment. The list is known as the Negative Investment List (*Daftar Negatif Investasi* – "**DNI**"). The President most recently issued the DNI in the Presidential Decree No 96 of 2000 on 20 July 2000 as amended by the Presidential Decree No. 118 of 2000 on 16 August 2000. Mining in Category B (vital minerals) in the Special Province of Aceh is currently open to foreign investment.

A foreign company can hold up to 100 per cent of the shares in a PMA Company in the mining sector, but in the past, the foreign investor was encouraged to involve an Indonesian investor. Current regulations require a foreign investor who holds 100 per cent of a PMA Company to reduce its interest within 15 years after the PMA Company begins its commercial production. The regulations do not prescribe by how much the foreign investor must reduce its interest and divesting 5% to an Indonesian entity is generally thought to be satisfactory within the industry at this time.

G. Requirement to enter a Contract of Work

In relation to mining, article 8(1) of the Foreign Investment Law provides that:

Foreign investment in the field of mining shall be carried out in cooperation with the Government on the basis of a contract of work or other form in accordance with prevailing regulations.

Accordingly, a foreign company wishing to carry out, and invest directly in, a mining project in Indonesia must form a PMA Company for the purposes of entering into a Contract of Work with the Government of Indonesia.

Despite its central importance, the Mining Law mentions the Contract of Work only once. Article 10 of the Mining Law provides (amongst other things) that:

a. *The Minister may appoint another party as contractor ,if necessary, to carry out works that have not yet been or cannot be carried out by the Government or State Enterprise.*
b. *To conclude such contract of work ... the Government or State Enterprise must observe guidelines, advice and conditions determined by the Minister.*
c. *The contract of work ... takes effect on authorisation by the Government after consultation with the People's Representative Council (ie the Parliament) ... if it involves foreign capital investment.*

Under a Contract of Work, the Government gives a PMA Company the right to conduct, on its own account, all stages of mining operations from general survey through to marketing of refined minerals. The PMA Company must pay royalties to the Government according to a table in a schedule to the Contract of Work based on the sales value of the minerals.

The approval of a Contract of Work by the Parliament (as described below) gives the Contract of Work a special status, called *lex specialis* . The Contract of Work operates as a code for the parties' legal relationship. The Contract of Work provisions generally reflect the content of foreign investment, taxation and other regulations in force at the date of the Contract of Work. Legislative changes (for example, changes in tax rates) might require changes to the next generation Contract of Work (see below), but usually do not affect existing Contracts of Work. The investor, in principle, is insulated from the effect of subsequent legislative changes. Our impression is that the principle of *lex specialis* is reducing in importance. The proposed sixth and seventh generation Contracts of Work, for example, provide that income tax rates in force from time to time apply to the Contract of Work.

H. Contract of Work generations.

Since introduction of the Contract of Work system, the Contract of Work has gone through eight revisions to the standard form. Each revision is known as a "generation". Contracts of Work in the eighth generation are in the final stages

of Government approval. We are not aware of any official announcements concerning the likely schedule for submission of eighth generation Contract of Work applications to the DPR.

The principal changes between Contract of Work generations have been in relation to taxation, divestment of the interest of the foreign shareholder, security deposits and minimum expenditure requirements. We note specifically that previous generations of the Contract of Work have contained a requirement that the foreign shareholder divest part of their interest in the Contract of Work to an Indonesian entity after a number of years.

I. Application process.

As mentioned in Sections A to D above, since the Regional Autonomy Law came into effect, certain aspects of the authority of the Department of Mines and Mineral Resources have been delegated to the regional government, with the delegation having effect from 1 January 2001. As a result, respective regional governments may impose additional regulations, requirements and policies in the mining sector to those contained in pre-existing legislative provisions.

Pursuant to Decree 1453, a foreign mining company wishing to apply for a Contract of Work must apply first to the Regent or Governor (whichever is relevant in respect of the location of the site). The following description of the application process assumes that the relevant authority is the Regent.

The application process is as follows:

a. The applicant must lodge an application for a Contract of Work with the local Regent.

   We note that as a result of the Regional Autonomy Law, the Regent may have its own regulations, requirements and policies related to the granting of a Contract of Work. It is unclear how these regulations, requirements and policies will interact with the pre-existing application process, particularly as the Regent's requirements may not have been formulated yet. Consequently, for reference, we outline the application process existing prior to the effectiveness of the Regional Autonomy Law.

   Seriousness deposit: An applicant making an application for a Contract of Work after 1 January 1996 is required to lodge a "seriousness deposit" (*deposito jaminan kesungguhan*) of US$5 per hectare in the name of the Director General of Mining, at the time of making the application. If the application area exceeds the usual maximum Contract of Work area of 250,000 hectares, the applicant must pay a seriousness deposit of US$10 per hectare in relation to the excess area. The seriousness deposit is refundable in full (with interest)

to the applicant upon initialling of a Contract of Work or six months after receipt of the application, whichever is earlier.

At the time of receiving a refund of the seriousness deposit, the Contract of Work applicant must undertake to the Director General of General Mining that the applicant will not:

(i) transfer the in-principle approval;
(ii) alter the application area, except by relinquishment as approved by the Director General;
(iii) add parties to the application, delete parties from the application or alter the percentage interests of the parties to the application.

If the applicant breaches any of those undertakings, it must agree to accept cancellation of the in-principle approval.

Maximum area: The maximum area (since 1 January 1996) for a Contract of Work is 250,000 hectares (Decree No 134.K/201/M.PE/1996 issued by the Minister of Mines and Energy on 20 March 1996). However the Director General of General Mining may grant mining authorisations to Indonesian applicants with an area greater than the maximum stated for them, taking into account technical and economic factors. The Decree does not expressly give the Director General the same power regarding Contracts of Work. In practice, subject to payment by the applicant of the relevant seriousness deposit, the Director General has given in-principle approval to applications for Contracts of Work with an area exceeding 250,000 hectares. There was no limit on the area covered by a Contract of Work immediately before 1 January 1996.

b. If the area covered by the application is available and the local Regent has no objections, the Regent will give his "in principle" approval to the application.

c. On receipt of the Regent's in-principle approval, the foreign company is able to apply for a SIPP, as outlined above.

d After the local Regent gives his in principle approval, he will consult with the Regional House of the People's Representatives (**"Regional Parliament"**) and apply for a recommendation from the regional capital investment board.

e. Following the issuance of the recommendation from the Regional Parliament and the regional capital investment board, the Regent and the applicant will enter into a Contract of Work. As mentioned above, we believe that approval or acknowledgment of the Minister and the Governor for the Contract of Work will enhance the legal status of the Contract of Work.

f. The Contract of Work applicants must form a PMA Company to enter into the Contract of Work. That requires the applicants to sign a deed of establishment incorporating articles of association. BKPM Decree No 38/SK/1999 provides that a Contract of Work is treated also as an automatic approval for the establishment of a PMA Company, though it is not entirely clear how this operates on the regional level.

g. The Contract of Work is executed by the PMA Company and the relevant authority. The Contract of Work applicants themselves are not parties to the Contract of Work.

We note that a SIPP is applied for, held and used by the foreign entity, while it is the PMA Company which enters the Contract of Work. In the case of the Melauk Project, JAG is the holder of the SIPP, while a PMA Company will eventually enter a Contract of Work (if the application process is completed successfully).

J. Contract of Work Stages and related provisions.

We summarise below some of the typical stages under a Contract of Work and certain provisions which relate to Contracts of Work based on their understood effect prior to the effectiveness of the Regional Autonomy Law:

a. Contract of Work Stages

A Contract of Work divides a mining project into five stages, each of which has a limited initial period. The initial period is generally able to be extended on application by the PMA Company to the relevant authority. Each stage begins on expiry of the preceding stage. The PMA Company must begin the general survey period within six months after signing the Contract of Work.

Any unexpired period of a SIPP generally may be added to the general survey period, with certain restrictions for sixth generation Contracts of Work. The operating period must begin within eight years (or any longer period that results from approved extensions of earlier stages under the Contract of Work) after the beginning of the general survey period.

Stage	**Activities**
General survey	General survey to determine in what parts of the Contract Area deposits of minerals are most likely to occur.
Exploration	Detailed geology, geophysics and geochemistry including sampling, pitting, dredging and drilling.
Feasibility study	Studies to determine the feasibility of commercially developing deposits identified during exploration. The feasibility study must include an environmental impact study.

Construction	Construction of facilities approved by the Minister of commercial deposits.
Operating	Conduct mining, processing and marketing operations.

The PMA Company holding the Contract of Work must relinquish a certain percentage of the original Contract Area by the end of each stage. Upon relinquishment of an area, the PMA Company must surrender to the Government all technical and geological findings relating to the relinquished area.

The relevant authority may approve some parts of the Contract Area proceeding through the various stages faster than other parts, upon application by the PMA company.

The Contract of Work provides for regular reporting by the PMA Company to the relevant authority during each stage of the Contract of Work

b. Security deposit.

The Contract of Work requires the PMA Company to lodge a security deposit as security for performance of the PMA company's obligations under the Contract of Work. The Contract of Work provides for the circumstances under which the security deposit will be refunded to the PMA Company or forfeited to the Government.

c. Minimum expenditure requirements.

The Contract of Work specifies minimum amounts (on a per square kilometre basis) that the PMA Company must expend during the general survey and exploration periods. The minimum expenditure requirements vary according to the applicable Contract of Work generation and the location of the Contract Area.

Presumably, the above provisions will be adjusted in accordance with the regional government's regulations and requirements as well as policies in the mining sector.

VI. QUALIFICATIONS

This report is subject to the qualifications contained in Attachment A which should be carefully considered alongside this report.

Yours sincerely
Soebagjo, Jatim, Djarot

ATTACHMENT A

This report is solely for the benefit and use of CORONA and any person participating or proposing to participate in the Priority Issue, in relation to the purposes outlined above. It may not be relied upon by, nor may any copy of it or extract from it be supplied to, any other person, nor is it to be quoted or referred to in any public document or filed with any government agency or other person in any jurisdiction without our prior written consent.

This report is based solely on our review of the documents provided to us by CORONA which are specified in Attachment B. We have not independently verified the authenticity of these documents or whether there are contradictory documents in existence. We have relied on these documents at face value and have not made independent inquiries of any regional, central or other government body as to its views on the validity or authenticity of these documents.

In addition, this report, including any opinions and conclusions in it, is based on, and subject to, the following assumptions and qualifications and any other assumptions and qualifications set out in this report.

The making of each assumption mentioned below or elsewhere in this report indicates that we have assumed that the subject of each assumption is true, correct and complete in every particular. That we have made an assumption in this report does not imply that we have made any inquiry to verify the assumption nor that we are aware of any circumstance that might affect the truth, correctness or completeness of any assumption. No assumption or qualification is limited by reference to any other assumption.

1. We have assumed:

   (a) the authenticity of all signatures, seals and dates, and of any stamp duty or marking in all documents submitted to us;

   (b) the completeness, and conformity to originals, of all copies submitted to us;

   (c) that all documents mentioned in our report are within the capacity and power of and have been or will be validly authorized, executed and delivered by the authorized party, and in accordance with applicable laws;

   (d) that there are no agreements, documents or other arrangements that have not been provided to us that revoke, modify or otherwise affect the matters covered in this report.

2. We have not made any independent investigations or searches other than inquiries specifically mentioned in this report. The records provided as the results of such inquiries may not be up-to-date or complete.

3. We have not made any inquiries about ownership of the surface rights or occupation of the land covered by the areas that are the subject of the in-principle approval and SIPP obtained by JAG.

4. This report is made as of 3 July 2003, except in relation to any matters stated in this report to be as at another date.

This report expresses legal views only and does not provide, and should not be relied upon as, commercial or political advice.

ATTACHMENT B

I. In Principal approval

Contract of Work Application:	Lodged 17 October 2002
Parties to application:	JAG
In-Principle Approval:	The Regent of Gayo Lues granted in-principal approval to JAG by letter Nr. 540/138/2002 dated 15 November 2002.

The date of the Contract of Work Application is stated in the SIPP, we have not reviewed theContract of Work Application.

II. SIPP

Details:	Issued by the Head of Regency of Gayo Lueh dated 15 November 2002 and will be valid for 12 (twelve) months as of 1 January 2003 and may be extended.
Area:	10,620 (ten thousand six hundred twenty) hectares
Location:	Meluak Area, Gayo Lues Regency, Nanggro Aceh Darussalam.

SECTION 7 RISK FACTORS

Introduction

This section identifies the areas which the Directors regard as the major risks associated with an investment in the Company. Investors should be aware that an investment in Company involves many risks, which may be higher than the risks associated with an investment in other companies. Intending investors should read the whole of this Prospectus in order to fully appreciate such matters and the manner in which the Company intends to operate before any decision is made to apply for Shares.

There are numerous and widespread risks associated with investing in any form of business and with investing in the share market generally. There is also a range of specific risks associated with the Company's business, location and its involvement in the exploration and mining industry. These risk factors are largely beyond the control of the Company and its Directors because of the nature of the proposed business of the Company. The following summary, which is not exhaustive, represents some of the major risk factors of which potential investors need to be aware.

General Risk Factors

(a) Exploration and Mining Risks

The future viability and profitability of the Company as an exploration and mining company will be dependent on a number of factors, including, but not limited to, the following:

- commodity prices and exchange rates and in particular the price of gold;
- the location of the Meluak property in Indonesia, and in particular the Aceh province where a state of martial law exists at the date of this Prospectus;
- risks inherent in exploration and mining including, among other things, successful exploration and identification of ore reserves, satisfactory performance of mining operations and competent management;
- risks associated with obtaining grant of any mining tenements which are applications or renewal of tenements upon expiry of their current term;
- risks arising because of native title and owners land rights which may affect the Company's ability to gain access to prospective exploration areas to obtain production titles. Compensatory obligations may be necessary in settling title claims lodged over any of the tenements held or acquired by the Company. The level of impact of these matters will depend, in part, on the location and status of the tenements acquired by the Company;
- the risk of material adverse changes in the government policies or legislation of the republic of Indonesia affecting the level of mining and exploration activities;

- environmental management issues with which the Company may be required to comply from time to time;
- poor weather conditions over a prolonged period which might adversely affect mining and exploration activities and the timing of earning revenues; and
- unforeseen major failures, breakdowns or repairs required to key items of mining plant and equipment or mine structure resulting in significant delays, notwithstanding regular programs of repair, maintenance and upkeep.

(b) Other risks

The future viability and profitability of the Company is also dependent on a number of other factors affecting performance of all industries and not just the exploration and mining industries, including, but not limited to, the following:

- currency exchange rate fluctuations, in particular those of the Indonesian rupiah and the United States dollar;
- the strength of the market for resources shares in Australia and throughout the world;
- general economic conditions in Australia and Indonesia and their major trading partners and, in particular, inflation rates, interest rates, commodity supply and demand factors and industrial disruptions;
- financial failure or default by a participant in any joint ventures or other contractual relationship to which the Company is, or may become, a party;
- insolvency or other managerial failure by any of the contractors used by the Company in its activities; and
- industrial disputation in Indonesia and overseas.

Speculative Nature of Investment

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the Shares offered under this Prospectus.

Therefore, the Shares to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those Shares. In particular, potential investors should note that Corona shares will not be listed on any stock exchange, therefore the saleability of Corona shares may be limited or non-existent.

Potential investors should consider that the investment in the Company is speculative and should consult their professional advisers before deciding whether to apply for Shares in the Company.

SECTION 8 ADDITIONAL INFORMATION

Registration

The Company was registered on 19 June 2003.

Company Tax Status and Financial Year

The Directors expect the Company will be taxed in Australia as a public company.

The financial year of the Company ends on 30 June annually.

Legal Proceedings

The Directors are not aware of any litigation of a material nature pending or threatened which may significantly affect the Company.

Material Contracts

Set out below is a brief summary of certain contracts and transactions which have been entered into by the Company and which have been identified as material and relevant to potential investors.

Underwriting Agreement

Pursuant to an Underwriting Agreement dated 14 August 2003 between the Company and Weybridge Pty Ltd ACN 008 947 411 ("**Underwriter**"), the Underwriter has agreed to fully underwrite the issue of up to 26,794,249 Shares pursuant to this Prospectus.

There will be no fee payable to the Underwriter.

The Underwriting Agreement contains clauses, and the Company and the Underwriter have given covenants, representations and warranties to the each other, which are usual in an agreement of this nature.

The Underwriting Agreement provides that the Underwriter may terminate the Underwriting Agreement if one or more of the following events occurs:

a) a statement contained in the Prospectus is misleading or deceptive, or a matter is omitted from the Prospectus (having regard to the provisions of sections 711, 713 and 716 of the Corporations Act);

b) any of the following events occur which, in the opinion of the Underwriter, would materially affect the ability of the Company to conduct its business as contemplated in the Prospectus:
   (i) act of God, war, sabotage, civil commotion, fire, flood, lightning, earthquake, landslide, storm or other severe adverse

weather conditions, strike or other labour difficulty, action or inaction of any governmental or other public body, local authority or other authority of any kind, or inaccessibility for any reason;

(ii) any adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company, from those respectively disclosed in the Prospectus;

(iii) there occurs a new circumstance that has arisen since the Prospectus was lodged that would have been required to be included in the Prospectus if it had arisen before the Prospectus was lodged in relation to the Company within the meaning of section 719 of the Corporations Act;

(iv) a contravention by the Company of the Corporations Act or the constitution of the Company;

(v) the Prospectus or any aspect of the Issue does not comply with the Corporations Act, or any other applicable law or regulation;

(vi) a default by the Company in the performance of any of its obligations under this Agreement occurs;

(vii) a warranty contained in this Agreement on the part of the Company is not true or correct;

(viii) the Company (of any officer of the Company) committing any material breach of the law;

(ix) the Company altering its capital structure without the prior approval of the Underwriter;

(x) the Company being wound up or any meeting being called to consider winding up;

(xi) any litigation being commenced or threatened against the Company for its winding up;

(xii) the Company entering into a scheme or arrangement, official management or administration or suspending payment of its debt;

(xiii) the Company committing any breach of the Underwriting Agreement;

(xiv) the outbreak of a state of war or there is an escalation of a state of war involving any one or more of Australia, the United

Kingdom, the United States of America, the Peoples Republic of China, Indonesia or Japan;

(xv) any material non-disclosure by the Company to the Underwriter;

(xvi) any law being introduced in Australia or the Republic of Indonesia imposing any measure which may substantially affect the financial position or prospects of the Company or the success of the Offer;

(xvii) the occurrence of any material adverse change in the actual or projected condition or financial position of the proposed assets or outlook for the Company;

(xviii) refusal or omission by the Company to lodge any supplementary or replacement prospectus;

(xix) a stop order being issued by the ASIC in relation to the Prospectus;

(xx) any statement, report or representation contained in the Prospectus is found to be false or misleading or deceptive or there is a material omission from the Prospectus;

(xxi) an event described in section 652C of the Corporations Act 2001 occurs in relation to the Company or a related body corporate of the Company (assuming that it was a target company within the meaning of Chapter 6 of the Corporations Act 2001);

(xxii) any authorisation which is material to any asset obligation or undertaking of the Company revoked which is not acceptable to the Underwriter; or

(xxiii) there occurs any event which could materially adversely affect the standing or financial viability of any of the assets or undertakings of the Company.

Share Subscription Agreement

The Company entered into an agreement with Macquarie Bank dated 14 August 2003, the principal terms of which were as follows:

- Macquarie Bank will subscribe for 2,000,000 shares in Corona at 15 cents each, equal to approximately 5% of Corona.
- Under the subscription agreement Macquarie Bank will also have the right to participate in future fundraisings of Corona as follows:

- Macquarie Bank to have the first right of refusal to receive a placement of up to 7,150,000 shares in Corona at $0.20 each, raising approximately $1,400,000 and taking Macquarie Bank to 19.9% of Corona; and

- Macquarie Bank to have the first right of refusal to underwrite an aggregate amount of $10,000,000 of future capital raisings by Corona.

Macquarie Bank's completion of its obligations under the Subscription Ageement is subject to the successful completion of the Corona fundraising the subject of this Propspectus.

Share sale agreement, loan resolutions

The Company entered into an agreement dated 14 August 2003 with Lexus Mining Corp Ltd ("Lexus") (a wholly owned subsidiary of Herald), whereby Corona purchased all of the 100 issued shares of Jag Mining Corp (L) Ltd ("Jag") for $US100. Jag is the holder of the permit comprising the Meluak project.

Concurrently with the above:

- Lexus and Jag entered into a Deed of Reduction of Debt, reducing the debt by Jag to Lexus, to A$500,000; and

- the Boards of Herald, Corona, Lexus and Jag resolved that a loan of $500,000 be made by Herald to Corona, with such funds to be on-lent to Jag, for the purpose of repaying Jag's debt to Lexus. Such loan is repayable by Corona to Herald upon any IPO (initial public offering) of Corona shares.

Rights attaching to Shares

The following is a summary of the principal rights of the holders of Shares in the Company.

Voting

Every holder of shares present in person or by proxy, attorney or representative at a meeting of shareholders has one vote on a vote taken by a show of hands, and, on a poll every holder of shares who is present in person or by proxy, attorney or representative has one vote for every fully paid share held by him or her, and a fraction of a vote for each partly paid share, registered in such shareholder's name on the Company's share register. The fraction shall be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable,

A poll may be demanded before or immediately upon the declaration of the result of a show of hands by the chairperson of the meeting, by any five shareholders present in person or by proxy, attorney or representative, or by any one or more shareholders who are together entitled to not less than 5% of the

total voting rights of, or paid up value of, the shares of all those shareholders having the right to vote at that meeting.

Dividends

Dividends are payable out of the Company's profits and are declared by the Directors. A determination by the Directors as to the profits of the Company shall be conclusive.

Transfer of Shares

Subject to the Company's Constitution, a shareholder may transfer shares by:

- a market transfer in accordance with any computerised or electronic system established or recognised by ASX or the Corporations Act for the purpose of facilitating transfers in shares or by an instrument in writing in a form approved by ASX or in any other usual form or in any form approved by the Directors.

- an instrument which is in any other usual or common form.

Meetings and Notice

Each shareholder is entitled to receive notice of and to attend general meetings for the Company and to receive all notices, accounts and other documents required to be sent to shareholders under the constitution of the Company or the Corporations Act.

Winding up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders in kind the whole or any part of the property of the Company. Subject to the rights of shareholders with any special rights in a winding up, all moneys and property that are to be distributed among shareholders on a winding up, shall be so distributed in proportion to the Shares held by them respectively, irrespective of the amount paid up or credited as paid up on the Shares.

Shareholder Liability

As the shares under the Prospectus are fully paid shares, they are not subject to any calls for money by the Directors and will therefore not become liable for forfeiture.

Alteration to the Constitution

The Constitution can only be amended by a special resolution passed by at least three quarters of shareholders present and voting at the general meeting. At least 28 days written notice specifying the intention to propose the resolution as a special resolution must be given.

Related Party Transactions

Weybridge Pty Ltd, a company associated with Corona Director T M Allen, has acted as Underwriter to the issue. No fee is payable in connection with this underwriting.

Assuming Weybridge Pty Ltd is required to take up all the Shares the subject of the Issue as underwriter, Weybridge's maximum voting power in Corona will be 69.06% (assuming Macquarie Bank subscribes for 2,000,000 shares in Corona pursuant to the Share Subscription Agreement with Macquarie Bank, as described in Section 8 of this Prospectus).

Directors' Interests

No Interest

Except as disclosed in this Prospectus, no Director or proposed Director holds, or during the last two years has held, any interest in:

a) the formation or promotion of the Company;

b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

c) the Offer;

and no amounts of any kind (whether in cash, Shares or otherwise) have been paid or agreed to be paid to any Director or proposed Director to induce him or her to become, or to qualify as, a Director, or otherwise for services rendered by him or her in connection with the formation or promotion of the Company or the Offer.
Qualification of Directors

The Directors are not required to hold any Shares in the Company under the constitution of the Company. A person of or over the age of 72 years may not be appointed or re-appointed as a Director except pursuant to a resolution of the Company in accordance with the Corporations Act.

Director	**No. of Shares Held Directly**	**No. of Shares Held Indirectly**
T M Allen	NIL	NIL
T W Middleton	NIL	NIL
M P Wright	NIL	NIL
TOTAL	NIL	NIL

Directors' Holdings

Set out in the table below are details of Directors' relevant interests in the securities of the Company as at the date of this Prospectus:

The Directors may subscribe for Shares under this Prospectus.

Remuneration of Directors

The Constitution of the Company provides that Directors shall be paid out of the funds of the Company by way of remuneration for their services as Directors, such sum as may from time to time be determined by the Company in general meeting, to be divided among Directors in such proportions as they shall from time to time agree.

A Director may be paid fees or other amounts as the Directors determine where a Director performs special duties or otherwise performs services outside the scope of the ordinary duties of a Director. A Director may also be reimbursed for out of pocket expenses incurred as a result of their directorship or any special duties.

Other Interests

The Company intends to enter into Deeds of Insurance, Indemnity and Access with each of the Directors under which the Company will agrees to indemnify the Directors against certain liabilities incurred by the Directors while acting as Director of the Company, to insure the Directors against certain risks to which the Directors are exposed to as a Director of the Company and to grant to the Director a right of access to certain records of the Company for a period up to 7 years after the Director ceases to be a Director.

Interests of Named Persons

Except as disclosed in this Prospectus, no promoter or other person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus, nor the Underwriter, holds, or during the last two years has held, any interest in:

a) the formation or promotion of the Company;

b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

c) the Offer,

and no amounts of any kind (whether in cash, Shares or otherwise) have been paid or agreed to be paid to a promoter or any person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus or the Underwriter for services rendered by that person in connection with the formation or promotion of the Company or the Offer.

Blakiston & Crabb have acted as solicitors to the Company and Herald and in that capacity have been involved in providing general legal advice to these companies leading up to the Offer. The Company will pay approximately $4,500 and Herald will pay approximately $500 to Blakiston & Crabb for these services.

Stanton Partners Corporate Pty Ltd has prepared the Investigating Accountant's Report included in Section 5 of this Prospectus and has assisted in the conduct of the due diligence programme related to preparation of this Prospectus and the Offer. In respect of this work the Company will pay approximately $4,000.
Stanton Partners have been appointed as auditor to the Company for which they will be paid their usual commercial rates.

Eupene Exploration Enterprises Pty Ltd, has prepared the Independent Consulting Geologist's Report included in Section 4 of this Prospectus. In respect of this work the Company has agreed to pay approximately $3,500 for these services.

Weybridge Pty Ltd has acted as Underwriter in relation to the Offer for no fee.
Soebagjo, Jatim, Djarot (in association with Blake Dawson Waldron, Australia) has prepared the Solicitor's Report on Tenements included in Section 6 of this Prospectus. In respect of this work the Company has agreed to pay approximately $5,500.

The amounts disclosed above are exclusive of any amount of goods and services tax payable by the Company in respect of those amounts.

Consents

Each of the parties referred to in this Section.

(a) does not make, or purport to make, any statement in this Prospectus or on which a statement made in the Prospectus is based other than as specified in this Section; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this Section.

Eupene Exploration Enterprises Pty Ltd has given its written consent to the inclusion in this Prospectus of its Independent Consulting Geologist's Report, and all statements referring to that report in the form and context in which they appear and has not withdrawn such consent before lodgement of this Prospectus with the ASIC.

Stanton Partners Corporate Pty Ltd has given its written consent to the inclusion in this Prospectus of its Investigating Accountant's Report and all statements referring to that report in the form and context in which they appear and has not withdrawn such consent before lodgement of this Prospectus with the ASIC.

Soebagjo, Jatim, Djarot (in association with Blake Dawson Waldron, Australia) have given their written consent to the inclusion in this Prospectus of its Solicitor's Report on Tenements and all statements referring to that report in the form and context in which they appear and have not withdrawn such consent before lodgement of this Prospectus with the ASIC.

Each of the following has consented to being named in the Prospectus in the capacity as noted below and have not withdrawn such consent prior to the lodgement of this Prospectus with the ASIC:

(a) Blakiston & Crabb as solicitors to the Company;

(b) Stanton Partners as auditor to the Company;

(c) Stanton Partners Corporate Pty Ltd as Investigating Accountants;

(d) Eupene Exploration Enterprises Pty Ltd as Independent Consulting Geologist;

(e) Weybridge Pty Ltd as Underwriter of the Offer;

(f) Soebagjo, Jatim, Djarot (in association with Blake Dawson Waldron, Australia) as Independent Solicitors Mineral Titles;

(g) Security Transfer Registrars Pty Ltd as share registrar of the Company.

There are a number of persons referred to elsewhere in this Prospectus who are not experts and who have not made statements included in this Prospectus nor are there any statements made in this Prospectus on the basis of any statements made by those persons. These persons did not consent to being named in the Prospectus and did not authorise or cause the issue of the Prospectus.

Costs of the Issue

The total estimated costs of the Issue, including legal fees incurred, registration fees, underwriting fees, fees for other advisers, Prospectus design, printing and advertising expenses and other miscellaneous expenses, will be approximately $30,000 (exclusive of any goods and services tax which may be payable on that amount).

Directors Responsibility Statement and Consent

The Directors state that they have made all reasonable enquiries and on that basis have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect to any other statements made in the Prospectus by persons other than Directors, the Directors have made reasonable enquiries and on that basis have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons have given their consent to the statements being included in this Prospectus in the form and context in which they are included and have not withdrawn that consent before lodgement of this Prospectus with the ASIC, or to the Directors knowledge, before any issue of Shares pursuant to this Prospectus.

The Prospectus is prepared on the basis that certain matters may be reasonably expected to be known to likely investors or their professional advisers.
Each Director has consented to the lodgement of this Prospectus with the ASIC and has not withdrawn that consent.

Dated 15th August 2003

Signed for and on behalf of
Corona Gold Limited
by Michael Peter Wright

SECTION 9 DEFINED TERMS

The following definitions apply throughout this document unless the context requires otherwise.

Term	Definition
Applicant's	Person(s) who submit valid Application Forms Pursuant to this Prospectus
Application	A valid application made to subscribe for a specified number of Shares pursuant to this Prospectus
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited ACN 008 624 691
Board	The board of Directors of Corona Gold Limited
Closing Date	5 p.m. Western Standard Time on 29 September 2003
Company or Corona	Corona Gold Limited ACN 105 161 644
Corporations Act	Corporations Act 2001 (Cth)
Directors	The Directors of the Company
Priority Right Application & Acceptance Form	The relevant form relating to the Offer which accompanies this Prospectus
Herald	Herald Resources Limited ACN 008 672 071
Herald Shareholders	Shareholders of Herald Resources Limited as at 5.00 p.m. Western Standard Time on 22 August 2003
Issue	The issue of Shares pursuant to this Prospectus
Offer	The invitation made in this Prospectus to subscribe for Shares in the Company
Macquarie Bank	Means Macquarie Bank Limited ABN 46 008 583 542
Opening Date	23 August 2003
Prospectus	This Prospectus
Section	A section of this Prospectus
Share(s)	Fully paid ordinary share(s) in the Company